Exhibit 99.1

Progressive Waste Solutions Ltd.

MD&A for the three and nine months ended September 30, 2014

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution readers that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring substantial expertise, labour, capital resources and assets.  Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue.

This industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste (“waste”) at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste.  The principal services offered in our industry are summarized below.

Collection.  Waste is collected from commercial, industrial and residential customers.  Commercial collection typically involves the use of front-end and rear-end load trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-load trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted, and then transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for all types of waste.  Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering waste with earth or other inert material.

Other Disposal Facilities.  Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing.  Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power.  Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products.  Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often with the process producing electricity or steam.  Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power or synthetic fuels.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold as recycled material.  After processing and sorting, purchasers of this material generally pay a fluctuating spot market price for recycled materials.  Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and in six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, principally operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business principally operates under the Progressive Waste Solutions, BFI Canada and WSI brands.  We believe we are one of Canada’s two largest waste management companies and we provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

Our operating philosophy focuses on developing strong collection operations and market share in dense urban markets.  We believe that collection density provides us the flexibility to pursue various strategies to drive revenue growth, margin expansion and free cash flow(B).  Our collection operations are supported by our transfer stations, landfills and material recovery facilities (“MRFs”).  The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect augments our margin profile and our local operations position in the markets we serve.  We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital, and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability for our business.  The majority of our revenue from commercial and industrial customers is generated from contracts with typical terms of three-to-five years.  These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments.  Our contracts also provide us with the ability to pass through fuel, disposal, transportation and other surcharges to cover increasing expenses.  Many of our commercial and industrial contracts automatically renew on expiry of their then current term.

We are focused on tracking productivity-based operating metrics and managing our business to optimize our return on the assets we employ.  We believe that improving asset utilization drives growth and profitability.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three and nine months ended September 30, 2014 prepared with all available information up to and including October 29, 2014.  All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our three and nine months ended September 30, 2013 interim condensed consolidated financial statements (“financial statements”), including notes thereto, and MD&A and our consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, both of which are filed on www.sedar.com and www.sec.gov.  Readers can also find our Company’s annual information form for the year ended December 31, 2013 posted on both of these sites as well.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in operations outside of Canada.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2014			2013
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9402		$0.9707
March 31	$0.9047	$0.9062	$0.9062	$0.9846	$0.9912	$0.9912
June 30	$0.9367	$0.9170	$0.9116	$0.9513	$0.9772	$0.9841
September 30	$0.8922	$0.9180	$0.9137	$0.9723	$0.9630	$0.9770

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and nine months ended September 30, 2014.

	Three months ended
	September 30, 2013	September 30, 2014	September 30, 2014	September 30, 2014	September 30, 2014
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$520,665	$10,543	$531,208	$(10,051)	$521,157
Operating expenses	323,392	5,805	329,197	(5,594)	323,603
Selling, general and administration	69,148	(7,421)	61,727	(1,241)	60,486
Amortization	78,171	(4,543)	73,628	(1,372)	72,256
Net gain on sale of capital and landfill assets	(822)	273	(549)	(124)	(673)
Operating income	50,776	16,429	67,205	(1,720)	65,485
Interest on long-term debt	14,815	1,636	16,451	(796)	15,655
Net foreign exchange loss	1,489	(1,471)	18	(3)	15
Net loss (gain) on financial instruments	2,597	(5,638)	(3,041)	352	(2,689)
Income before net income tax expense and net loss from equity accounted investee	31,875	21,902	53,777	(1,273)	52,504
Net income tax expense	11,751	280	12,031	(341)	11,690
Net loss from equity accounted investee	30	(31)	(1)	1	—
Net income	$20,094	$21,653	$41,747	$(933)	$40,814

Adjusted EBITDA(A)	$134,901	$8,318	$143,219	$(3,377)	$139,842
Adjusted EBITA(A)	$75,235	$8,230	$83,465	$(2,224)	$81,241
Adjusted operating income or adjusted operating EBIT(A)	$61,626	$8,516	$70,142	$(1,883)	$68,259
Adjusted net income(A)	$31,348	$10,700	$42,048	$(818)	$41,230
Free cash flow(B)	$26,992	$36,572	$63,564	$(1,304)	$62,260

	Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2014	September 30, 2014	September 30, 2014
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,524,032	$19,085	$1,543,117	$(38,689)	$1,504,428
Operating expenses	939,059	20,870	959,929	(21,904)	938,025
Selling, general and administration	194,502	(1,271)	193,231	(5,655)	187,576
Amortization	223,112	(6,338)	216,774	(5,242)	211,532
Net gain on sale of capital and landfill assets	(7,227)	(11,320)	(18,547)	948	(17,599)
Operating income	174,586	17,144	191,730	(6,836)	184,894
Interest on long-term debt	45,272	4,332	49,604	(3,170)	46,434
Net foreign exchange gain	(1,480)	1,291	(189)	20	(169)
Net loss on financial instruments	1,537	6,754	8,291	(496)	7,795
Re-measurement gain on previously held equity investment	—	(5,639)	(5,639)	483	(5,156)
Income before net income tax expense and net loss from equity accounted investee	129,257	10,406	139,663	(3,673)	135,990
Net income tax expense	47,460	(18,252)	29,208	(885)	28,323
Net loss from equity accounted investee	69	19	88	(6)	82
Net income	$81,728	$28,639	$110,367	$(2,782)	$107,585

Adjusted EBITDA(A)	$398,848	$(2,733)	$396,115	$(11,528)	$384,587
Adjusted EBITA(A)	$224,619	$(3,022)	$221,597	$(7,090)	$214,507
Adjusted operating income or adjusted operating EBIT(A)	$187,037	$10,853	$197,890	$(7,236)	$190,654
Adjusted net income(A)	$93,735	$22,502	$116,237	$(3,018)	$113,219
Free cash flow(B)	$133,332	$36,817	$170,149	$(2,784)	$167,365

Review of Operations - For the three and nine months ended September 30, 2014

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$521,157	$520,665	$492	$1,504,428	$1,524,032	$(19,604)

Canada	$199,128	$199,053	$75	$558,933	$577,002	$(18,069)
U.S. south	$231,817	$223,437	$8,380	$682,925	$655,992	$26,933
U.S. northeast	$90,212	$98,175	$(7,963)	$262,570	$291,038	$(28,468)

Gross revenue by service type

	Three months ended September 30, 2014				Three months ended September 30, 2013
	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues

Commercial	$85,816	39.5	$99,241	30.8	$82,250	39.8	$97,964	30.5
Industrial	43,391	20.0	56,501	17.5	40,561	19.6	56,902	17.7
Residential	37,183	17.1	82,246	25.5	39,156	19.0	80,882	25.1
Transfer and disposal	75,050	34.6	117,802	36.6	67,234	32.5	123,096	38.3
Recycling	8,134	3.7	8,437	2.6	7,776	3.8	6,726	2.1
Other	5,093	2.3	5,198	1.6	5,955	2.9	5,430	1.7
Gross revenues	254,667	117.2	369,425	114.6	242,932	117.6	371,000	115.4

Intercompany	(37,663)	(17.2)	(47,396)	(14.6)	(36,371)	(17.6)	(49,388)	(15.4)
Revenues	$217,004	100.0	$322,029	100.0	$206,561	100.0	$321,612	100.0

	Nine months ended September 30, 2014				Nine months ended September 30, 2013
	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues

Commercial	$252,831	41.3	$296,810	31.4	$240,649	40.7	$294,283	31.1
Industrial	119,040	19.5	164,059	17.4	113,224	19.2	165,972	17.5
Residential	107,844	17.6	242,911	25.7	110,711	18.7	242,256	25.6
Transfer and disposal	199,256	32.6	338,333	35.8	185,717	31.4	351,954	37.2
Recycling	24,713	4.0	26,417	2.8	22,689	3.8	21,445	2.3
Other	14,943	2.4	15,383	1.6	17,419	2.9	15,745	1.7
Gross revenues	718,627	117.4	1,083,913	114.7	690,409	116.7	1,091,655	115.4

Intercompany	(106,918)	(17.4)	(138,418)	(14.7)	(99,806)	(16.7)	(144,625)	(15.4)
Revenues	$611,709	100.0	$945,495	100.0	$590,603	100.0	$947,030	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended September 30, 2014			Three months ended September 30, 2013
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.5	1.7	2.1	1.4	0.8	1.1
Fuel surcharges	—	(0.1)	(0.1)	—	0.1	0.1
Recycling and other	(0.3)	(0.2)	(0.3)	0.7	0.5	0.6
Total price growth	2.2	1.4	1.7	2.1	1.4	1.8

Volume	2.7	(0.9)	0.5	(2.5)	4.4	1.5
Total organic revenue growth (decline)	4.9	0.5	2.2	(0.4)	5.8	3.3

Net acquisitions	0.2	(0.4)	(0.2)	1.3	8.4	5.3
Total revenue growth	5.1	0.1	2.0	0.9	14.2	8.6

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.6	1.7	2.0	1.1	0.9	1.0
Fuel surcharges	(0.1)	(0.1)	(0.1)	0.1	0.1	0.1
Recycling and other	0.4	—	0.1	(0.3)	—	(0.1)
Total price growth	2.9	1.6	2.0	0.9	1.0	1.0

Volume	0.5	(1.3)	(0.5)	(2.9)	4.2	1.2
Total organic revenue growth (decline)	3.4	0.3	1.5	(2.0)	5.2	2.2

Net acquisitions	0.2	(0.5)	(0.2)	4.0	9.9	7.5
Total revenue growth (decline)	3.6	(0.2)	1.3	2.0	15.1	9.7

Three months ended

On a consolidated basis, revenues increased approximately $500, which includes the negative impact of FX of approximately $10,100.  At FX parity, revenues grew approximately $10,900, of which approximately C$10,500 was in Canada and approximately $400 was in our U.S. segments.  On a consolidated basis, we realized strong pricing improvements across all service lines period-over-period.  Similar to the second quarter this year, our commercial collection service line delivered the largest contribution to our revenue improvement from price at approximately $6,800.  Higher commercial pricing is largely attributable to stronger performances in our Canadian and U.S. northeast segments.  Industrial pricing was also ahead of the prior period mark by about $2,200 and this improvement was realized across each of our segments.  Commodity pricing however, was down period-to-period by approximately $1,300.  Our hardest hit region was the U.S. northeast which experienced a comparative price decline of approximately $1,000, followed closely by our Canadian region at about $600.  Commodity pricing in our U.S. south region was slightly higher, up about $400.  The overall decline in commodity revenues from price is the direct result of falling commodity prices in September of this year and reflects economic and supply/demand concerns from offshore processors.  Revenues from the period-to-period change in volumes were up by about $2,400.  This increase is largely due to post-collection improvements at our landfills and transfer stations which improved about $4,500 over the same period last year.  These improvements were centered in our Canadian region and reflect stronger municipal solid waste (“MSW”) and soil volumes received by our Lachenaie landfill in eastern Canada and higher transfer station volumes received in both western and central Canada.  Higher western Canadian transfer station volumes are directly related to our Calgary landfill closure to MSW in June of 2013 (the “Calgary closure”) and the resulting ramp up of volumes through our transfer station that are destined for disposal at our Coronation landfill facility.  The volume picture in our U.S. operations is mixed, but consistent with the operating results we reported in the second quarter this year.  U.S. south segment volume improvements that we achieved in almost every service line were overshadowed by volume declines in the U.S. northeast.  The decline in U.S. northeast volumes is largely due to the elimination of less profitable business.  Net acquisition contributions were negative to revenues on account of the Long Island, New York asset sale we completed last year and the sale of a transfer station in our U.S. northeast segment last quarter.  Fuel surcharges were off slightly from the same year-ago-period on lower fuel costs.

Excluding the impact of FX, revenues in Canada grew approximately C$10,400 period-over-period.  Higher pricing across all service lines contributed C$5,300 to revenue growth period-to-period.  Stronger commercial and industrial pricing were the key

contributors, coupled with stronger landfill pricing at one of our landfills in western Canada.   Volumes in our Canadian segment were also strong this quarter, delivering about C$5,400 to the comparative revenue improvement.  As already noted, our Lachenaie landfill had a strong volume quarter, with higher MSW and soil volumes received at the site.  This improvement is partly due to lower third quarter volumes received last year which were caused by the redirection of certain volumes once destined for Lachenaie to another site due to a significant regional competitor’s acquisition by the largest waste services provider in North America.  Transfer station volumes in western Canada were at full stride this quarter compared to the same period last year, partly because the transfer station had just opened late in the second quarter of 2013 and partly due to the Alberta flood which permitted our Calgary landfill to remain open to the receipt of flood debris during the third quarter last year.  Offsetting the strength of post-collection volume improvements were lower residential volumes in both central and eastern Canada, partially offset by a new contract win in western Canada.  Canada also saw its industrial volumes rise comparatively, and the increase was realized across all areas in this segment.  Revenues from commodity pricing dropped about C$600 period-over-period and contributions from an acquisition completed earlier this year more than offset the slight decline in fuel surcharges resulting from lower comparative fuel prices.

Our U.S. south segment delivered another solid period-over-period improvement.  Volume improvements contributed approximately $5,700 to this segment’s total revenue growth of approximately $8,400.  Revenues from collection volumes were up about $2,400, and our landfill, MRF and transfer station volumes combined to add an additional approximately $3,900 to revenues over the same period last year.  Taking a closer look at our MRF and transfer station performance, our operations in Florida delivered the most significant improvement on the back of contract wins and strategic operational improvements which allowed for organic growth in this area.  Landfill volumes are up and reflect higher volumes in many of our Texas based landfills, partially offset by lower volumes into our JED landfill in Florida due to competitive market conditions.  This segment’s collection volume improvement is largely attributable to net residential contract wins.  Price improvement, while not as strong as volume growth, was up about $2,300 over the same period last year.  Pricing was strongest in our commercial and industrial service lines and was either up or flat across our remaining service offerings.  Commodity pricing was also higher on a comparative basis, contributing approximately $400 to the growth in revenues, while contributions to revenues from fuel surcharges and acquisitions were little changed from the year ago period.

Revenue performance in our U.S. northeast region was down about $8,000 period-to-period.  This segment’s comparative revenue performance was impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business.  The decline in revenues resulting from the execution of this strategy was about $4,400 for these two service lines combined.  The sale of certain assets in Long Island, New York last year was a contributing factor to the decline in revenues period-over-period and the sale of a transfer station in the second quarter of this year also contributed to the revenue decline.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period.  Competitors in this segment have been aggressive on price which has led to a drop in volumes entering Seneca.  We remain firm on pricing at our Seneca Meadows landfill at the expense of volume, which is in support of our long-term strategy to maximize returns on invested capital.  Pricing was once again strong in our U.S. northeast segment and increased about $3,400 over the prior period mark.  Stronger commercial pricing was the primary contributor to the price improvement period-to-period.  Fuel surcharges were flat while commodity pricing fell in this region by about $1,000 comparatively.

Nine months ended

On a consolidated basis, revenues declined approximately $19,600, which includes a negative FX impact of approximately $38,700.  At FX parity, consolidated revenues increased approximately $19,600 with approximately C$21,100 coming from our Canadian operations, partially offset by lower overall revenues in our U.S. segments of about $1,500.  Stronger pricing across every service line improved revenues about $30,900.  Canada’s contribution to revenue growth from price improvements was approximately C$15,100, while the U.S. northeast delivered almost $10,400 and the U.S. south contributed $5,400.  Consolidated revenues fell however on lower volumes by approximately $9,000.  The principal reason for this decline is due to the performance in our U.S. northeast segment which saw volumes fall approximately $31,900 between periods.  The comparative decline in U.S. northeast revenues is largely attributable to first quarter revenue contributions in 2013 from Super Storm Sandy (“Sandy”), approximately $8,000, our strategic elimination of less profitable business over the last twelve month period, the sale of select assets in our U.S. northeast region both this year and last and harsh first quarter weather conditions.  Year-to-date, Canadian segment volumes were up versus last year.  Stronger transfer station volumes were partially offset by lower landfill and residential volumes.  Lower residential volumes were the result of losing two small residential contracts and harsh weather conditions in the first quarter of this year also impacted total Canadian volumes as well.  Our U.S. south segment delivered strong volume gains which improved revenues about $20,200.  This improvement is largely attributable to stronger landfill, transfer, MRF and residential volumes.  On a consolidated basis, net acquisition contributions were negative to revenues by about $3,000 and fuel surcharges were lower than the prior year-to-date mark by approximately $900 due to lower overall fuel costs.  Commodity pricing was up over the year ago period by about $1,600.

On a segment basis, revenues in Canada, excluding FX, grew approximately C$21,100.  As mentioned, pricing contributed approximately C$15,100 to the improvement in revenues year-to-date.  Pricing grew across all service lines and was largely due to the strength of pricing in our commercial service line, which was up about C$9,000 period-to-period.  Canadian volumes improved revenues by approximately C$2,700.  Volumes in our commercial and industrial service lines were up year-to-date, but the loss of two small residential contracts resulted in a slight decline to revenues from volumes derived by our collection service lines.  The decline in revenues from landfill volumes is due principally to the Calgary closure and the impact that first quarter weather had on our Lachenaie landfill.  Lachenaie volumes are also off the prior year pace due to the prior year acquisition of one of this site’s largest customers by a competitor in the waste management industry.  However, improvements in transfer station volumes fully offset the impact to revenues from volume shortfalls at our landfills.  The improvement in transfer station volumes is largely due to a facility we opened last year to accept waste volumes that were once directly destined for our Calgary landfill.  In addition, we opened a MRF in eastern Canada last year which also contributed to the improvement in revenues from volumes.  Sales of containers and other ancillary services was down compared to the prior year-to-date period, while acquisitions contributed additional revenues of about C$1,400.  Commodity pricing in our Canadian segment declined in the third quarter this year, but on a year-to-date basis is higher by approximately C$2,300 compared to the same period last year.  Fuel surcharges were down slightly, but largely unchanged from the prior year period.

Year-to-date revenues in our U.S. south segment grew by approximately $26,900.  Revenue growth is largely attributable to about $20,200 of volume improvements period-to-period We experienced positive volume contributions from our collection service lines, most of which is attributable to residential collection services in our Florida operations.  However, the bulk of this segment’s revenue growth from volumes is due to post-collection services.  Consistent with the third quarter discussion, landfill, transfer station and MRF volumes grew sharply over the prior year-to-date period.  Our Texas based landfills continue to perform well, reflecting an increase in special waste volumes period-over-period and solid organic growth in these areas.  However, landfills in our Florida operations haven’t delivered significant revenue improvements on a comparative basis.  The year-to-date improvement in our transfer station and MRF revenues are consistent with the reasons outlined in the current quarter discussion above.  Commodity pricing delivered additional revenues of approximately $1,600 period-over-period, while the decline in fuel surcharges and contributions from acquisitions weren’t significant.

Revenues in our U.S. northeast segment are down approximately $28,500 between periods.  Of this decline, approximately $15,300 is attributable to this segments first quarter performance.  Reflecting back, first quarter comparative revenue performance in this segment was impacted by Sandy, but was also hampered by harsh winter weather.  Sandy was a drag of about $8,000 on comparative revenues in the first quarter and weather impacted revenues by about $3,300 in the first quarter as well.  Landfill and transfer station revenues were hardest hit by weather and represented approximately $2,400 of the first quarter impact on revenues.  Our current year-to-date results have also been impacted by our strategic effort to eliminate less profitable business, coupled with the sale of certain assets in both the current and prior year periods.  However, we have realized improved pricing across all of our service lines in this segment.  For the year-to-date period, commercial pricing improved revenues by about $8,400 on total price improvement of approximately $10,400.  Our negative acquisition contribution reflects both the divestiture of assets in Long Island, New York completed in the prior year and the disposal of a transfer station in the current year period, and together is responsible for the approximately $4,600 decline to comparative revenues.  Commodity pricing in the current year-to-date period continues to lag pricing in the same period last year and was a comparative drag on revenues by approximately $2,300.  Fuel surcharges were down, but little changed period-over-period.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Operating expenses	$323,603	$323,392	$211	$938,025	$939,059	$(1,034)

Canada	$111,506	$112,600	$(1,094)	$316,432	$319,759	$(3,327)
U.S. south	$150,221	$142,975	$7,246	$436,380	$413,320	$23,060
U.S. northeast	$61,876	$67,817	$(5,941)	$185,213	$205,980	$(20,767)

Three and nine months ended

On a consolidated basis, operating expenses in the third quarter this year increased over the same period last year by approximately $200, while operating costs on a year-to-date basis were down about $1,000.  Excluding FX, current quarter and year-to-date operating costs are higher by approximately $5,800 and $20,900, respectively.  In both periods, higher operating costs incurred in our Canadian segment (excluding FX) and in our U.S. south segment more than offset the decline in operating costs we posted in our U.S. northeast segment.  In Canada, the Calgary closure was the primary reason for the increase in transportation costs of approximately C$1,200 and C$8,300, for the three and nine months ended respectively, while our U.S. south segment delivered strong organic growth across both periods and recognized higher operating costs as a result.  Our U.S. northeast segment realized operating cost declines of approximately $5,900 and $20,800 in the third quarter and year-to-date periods ended September 30, 2014, respectively.  In the quarter, U.S. northeast expenses declined on lower transportation, labour and disposal costs due to select assets sales in the current and prior year periods, coupled with the strategic elimination of less profitable business.  For the year-to-date period, not only was our U.S. northeast segment impacted by the same events affecting our comparative performance in the third quarter, but this segment was also impacted by the Sandy volumes we handled in the first quarter of 2013 that was also a contributing factor to the comparative decline in operating costs.

From a segment perspective, operating costs in Canada declined approximately $1,100 in the quarter and fell on a year-to-date basis by about $3,300.  However, when the impact of FX is removed, operating costs in Canada increased about $4,500 on the quarter and approximately $18,600 year-to-date.  The Calgary landfill closure had the most significant impact on both comparative transportation and disposal costs, which in total increased approximately C$2,000 quarter-over-quarter.  As mentioned in the revenue discussion, these cost increases simply reflect the full run rate impact of the Calgary closure on current quarter costs compared to those incurred in the same period last year, where the third quarter last year was the first quarter that followed the Calgary closure.   Labour is also higher on account of organic business growth, the Calgary closure and general wage inflation in the quarter compared to the same period last year.  Safety costs in Canada were higher as well, most notably in central and western Canada.  Year-to-date, the Calgary closure was the largest single contributor to the increase in our Canadian segment’s cost profile, and coupled with organic growth, together were the primary reasons for the approximately C$8,300 and C$3,800 increase in transportation and labour costs.  Safety costs were also higher year-to-date by about C$2,500 and higher comparative vehicle operating and vehicle repair and maintenance costs were incurred, in part, because of the slower pace of vehicle and equipment replacement.  Weather was also a negative to vehicle repair and operating costs incurred on our fleet of service vehicles for the first half of the year compared to last.

Operating costs in our U.S. south segment increased approximately $7,200 in the quarter and $23,100 for the nine months ended September 30, 2014.  The operating cost increases are due principally to organic revenue growth which has led to a like rise in disposal, transportation, labour, vehicle repair, maintenance and operating costs.  Safety and insurance costs are also up comparatively and all costs have increased in both the current and year-to-date periods.  The largest operating cost increases were attributable to higher disposal, transportation and labour costs, which combined, increased approximately $5,600 and $15,300 in the current quarter and year-to-date periods respectively.  Higher disposal costs are the result of the new Hillsborough contract, higher organic volumes handled in Texas and higher disposal pricing as well.  We incurred higher transportation costs to move waste volumes into our JED landfill and to move volumes out of certain transfer stations we operate in both Louisiana and Florida.  Higher labour costs were largely centered in our Texas based operations, which has seen the most significant organic growth.  We realized operating cost savings in certain Florida based operations where we converted routes historically serviced by two persons to single person serviced routes.  These labour savings were partially offset by higher labour costs attributable to organic growth and wage inflation.  Insurance costs were up in both the current year quarter and year-to-date periods and repair and maintenance costs also ran higher and reflect higher major repair costs for certain yellow iron equipment in the year-to-date period, coupled with organic growth in this segment across both periods.

Our U.S. northeast segment realized a decline in operating costs totaling approximately $5,900 in the quarter and approximately $20,800 for the nine months ended September 30, 2014.  This segment’s operating cost declines are due to lower transportation costs to transport waste to our Seneca Meadows landfill, lower labour and disposal costs due to certain asset sales and strategically eliminating certain unprofitable customers, and lower operating costs recorded in the first quarter this year as a result of processing Sandy volumes in the first quarter of 2013.  Accordingly, we saw current period declines in transportation, labour and disposal of approximately $1,000, $1,300 and $1,900, respectively and year-to-date declines of approximately $9,700, $3,800 and $5,000, respectively, on the same measures.

Consolidated operating costs as a percentage of revenue are unchanged at 62.1% of revenues on the quarter.  For the year-to-date period, operating costs as a percentage of revenues increased from 61.6% last year to 62.4% this year, an increase of 80 basis points.

Canada’s operating costs relative to revenues declined approximately 60 basis points quarter-over-quarter.  Revenue mix had both negative and positive impacts on this relationship.  Higher landfill and commercial revenues, lower residential collection revenues and strong pricing were all positives to the relationship of operating costs to revenues, while higher industrial and transfer station revenues from volume growth and lower revenues from commodity pricing were negatives to this relationship.  Labour, repairs and maintenance and vehicle operating costs were all lower on a relative basis this quarter compared to last, while transportation and safety costs were higher.  The receipt of new vehicles and lower fuel costs contributed to lower relative repair, maintenance and vehicle operating costs, and lost residential contracts, revenue mix and stronger pricing led to lower labour costs relative to revenues comparatively.  Year-to-date, operating costs in Canada increased approximately 120 basis points relative to revenues.  The Calgary closure, and its impact on transportation costs, is the primary reason for the 120 basis point increase between periods.  On a relative basis, safety costs were also up between periods, partially offset by slightly lower subcontract cost and costs associated with the sale of products.

Our U.S. south segment posted an 80 and 90 basis point increase in operating costs relative to revenues in the quarter and year-to-date periods ended September 30, respectively.  Not unlike our Canadian segment the mix of revenues had both positive and negative impacts on the relationship of operating costs relative to revenues.  Most of this segment’s revenue improvements have come from organic volume gains in its transfer, MRF and residential collection service lines, all of which are lower margin service lines.  Higher pricing, landfill revenues and slightly higher commodity pricing were all positive contributors to the relationship between operating costs and revenues.  Higher transportation and repair and maintenance costs are the primary reason for the 80 basis point increase quarter-over-quarter.  Higher safety costs also contributed to the increase in this relationship.  For the year-to-date period, the increase is largely attributable to an increase in transportation costs, which is due in large part to higher transfer station revenues.  Slightly higher repair and maintenance costs also contributed to the year-to-date increase in operating costs relative to revenues.

In the U.S. northeast, operating costs as a percentage of revenues declined approximately 50 and 20 basis points, respectively, for the quarter and year-to-date periods just ended.  The sale of select assets and the strategic elimination of unprofitable business were positives to the relationship of operating costs relative to revenues, while lower landfill and commodity revenues negatively impacted this relationship.  Lower disposal costs was the primary reason for the decline in current quarter operating costs relative to revenues, which was partially offset by higher transportation costs and the relative cost of safety.  Lower branding costs incurred in this segment was also a positive contributor to the relationship between operating costs and revenues.  For the year-to-date periods, the reasons for the improvement are consistent with those outlined above in the current quarter discussion.  The slightly weaker performance on a year-to-date basis reflects the pace of operating expense change relative to revenues.  More specifically, shedding operating costs associated with the elimination of less profitable business has lagged the decline in revenue.

Selling, general and administration (“SG&A”)

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$60,486	$69,148	$(8,662)	$187,576	$194,502	$(6,926)

Canada	$16,911	$17,999	$(1,088)	$50,606	$53,806	$(3,200)
U.S. south	$23,305	$22,040	$1,265	$67,169	$65,559	$1,610
U.S. northeast	$9,241	$9,198	$43	$26,499	$26,325	$174
Corporate	$11,029	$19,911	$(8,882)	$43,302	$48,812	$(5,510)

Three and nine months ended

On a consolidated basis, SG&A expense decreased by approximately $8,700 quarter-over-quarter and about $6,900 year-to-date.  Net of FX, the current quarter decline was approximately $7,400 and the year-to-date decline was about $1,300.

The current quarter decline is due in part to the fair value movement in stock options between periods.  In the third quarter of 2013, we recorded an expense of approximately $4,800 compared to a current quarter charge of approximately $1,600.  In addition, FX contributed to lower current period SG&A expense by about $1,200.  The balance of the decline reflects adjustments to certain compensation accruals and our expected obligations at the end of the current year.  Partially offsetting these amounts were higher professional fees incurred for strategic and leadership purposes and costs we incurred on the conversion of our financial systems, totaling approximately $1,000 in the aggregate.

From a segment perspective, there weren’t any significant changes in SG&A expense for our Canadian segment, net of FX, our U.S. northeast segment and corporate, beyond those discussed in the consolidated discussion provided above.  Our U.S. south segment realized a current quarter increase of approximately $1,300 and this increase is a reflection of the organic growth this segment has experienced.

On a year-to-date basis, SG&A expense declined approximately $1,300, expressed net of FX.  The reasons for the year-to-date decrease are consistent with the third quarter discussion outlined above.  Fair value movements in stock options resulted in a higher prior year-to-date period expense of approximately $2,800.  Salaries were also down between periods by approximately $5,100, which was partially offset by an increase in professional fees of approximately $3,200. Compensation amounts recovered in the third quarter this year were partially offset by higher compensation expense in the current year-to-date period.  In 2012, we changed certain compensation plans and introduced the concept of three year vesting.  This change allowed us to effectively recognize one-third of the expense related to the 2012 plan year in each of 2012, 2013 and 2014.  Accordingly, we are recognizing compensation expense in 2014 for each plan year between 2012 and 2014 whereas in 2013 we only recognized compensation expense for the 2012 and 2013 plan years.  The increase in professional fees is largely attributable to higher legal and professional fees incurred in respect of the New York City long-term plan, coupled with professional fees incurred for strategic and leadership purposes and costs we incurred on the conversion of our financial systems.

From a segment perspective, with the exception of the corporate segment there wasn’t a meaningful change in year-to-date SG&A expense for each of the remaining segments.  Each of the items discussed above in the consolidated discussion pertain to our corporate segment.

Adjusted SG&A expense as a percentage of revenues was 11.1% in the third quarter this year versus 12.0% in the same period last year.  Year-to-date adjusted SG&A expense is 12.1% in 2014 compared to 12.2% for 2013.  The principal reasons for the decline in SG&A expense for the quarter and year-to-date periods, respectively, are outlined above.

Amortization

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$72,256	$78,171	$(5,915)	$211,532	$223,112	$(11,580)

Canada	$26,838	$30,131	$(3,293)	$74,923	$83,162	$(8,239)
U.S. south	$32,046	$31,524	$522	$95,176	$92,542	$2,634
U.S. northeast	$12,920	$15,795	$(2,875)	$39,945	$45,588	$(5,643)
Corporate	$452	$721	$(269)	$1,488	$1,820	$(332)

Three and nine months ended

On a consolidated basis, amortization expense declined in each of the quarter and year-to-date periods ended September 30, 2014.  A portion of the decline is attributable to FX which totaled about $1,400 in the quarter and $5,200 year-to-date.

For the quarter, intangible and capital asset amortization declined approximately $4,900 and $800, respectively, and the amortization of capitalized asset retirement obligations and landfill amortization combined for an approximately $200 decline.  All of the aforementioned amounts include the impact of FX.

At approximately $3,300, Canada was the largest contributor to the quarterly decrease in amortization expense before the impact of FX.  Net of FX, Canadian segment amortization declined about $1,900.  This decline is largely a function of the approximately $4,100 charge we recorded in the third quarter of the prior year for the revocation of an operating permit for a redundant transfer station that we acquired in 2010.  Partially offsetting this increase is an impairment charge we recorded on a surplus transfer station permit, approximately $600, in the third quarter this year.  The balance of the change is due to higher landfill and capital asset amortization expense.  Higher capital and landfill amortization expense reflects the higher cost of CNG vehicles, new vehicles received between periods and also reflects higher amortization expense recorded at our Lachenaie and Ridge landfills.  Our Lachenaie and Ridge landfills had stronger comparative volumes this quarter compared to last, and together contributed approximately C$1,200 of additional amortization expense between periods.

Our U.S. south segment posted a third quarter increase in amortization expense of approximately $500.  The increase in U.S. south segment amortization expense is due to a combination of factors including higher overall landfill volumes and higher amortization expense for capital assets resulting primarily from vehicle purchases, including CNG vehicles and related infrastructure to service new contract wins.

Our U.S. northeast segment recognized a drop of about $2,900 in amortization expense this quarter compared to last.  The decline in amortization expense is due in part to lower landfill amortization.  Lower volumes received at our Seneca Meadows landfill is the primary reason for this decline.  In addition, capital and intangible asset amortization was also lower, resulting from certain asset sales and the elimination of certain assets which had historically serviced unprofitable customers.  Finally, the quarter-over-quarter decline also reflects the suspension of amortization for our Long Island, New York operation while it is classified as held for sale.

For the year-to-date period, intangible asset amortization declined by approximately $7,400, while capital and landfill asset and the amortization of capitalized asset retirement obligations declined by approximately $4,200, in aggregate.  Each of these amounts includes the impact of FX.

As in the third quarter, Canada was the largest contributor to the year-to-date decline in amortization expense at approximately $8,200.  Net of FX, Canadian segment amortization expense fell about $3,000 between periods.  Higher intangible asset impairment charges recorded in the prior year-to-date period was the primary reason for the Canadian segment decline, approximately $3,500.  This decline was partially offset by higher landfill amortization expense of approximately $500 due to higher volumes and amortization rate changes at our Ridge and Coronation landfills which outpaced the impacts on amortization expense of lower Lachenaie volumes and lower amortization expense recorded due to the Calgary closure.

In our U.S. south segment, amortization expense is higher than the same year-to-date period last year by approximately $2,600.  The most notable change is higher landfill amortization expense, which increased for the same reasons outlined above in the third quarter discussion, but also increased as a result of our opening of the Jefferson Parish landfill late in the first quarter of 2013.  We also saw strong volumes into our JED landfill in Florida in the first quarter of this year which also contributed to the increase in landfill amortization expense.  The change in capital and intangible asset amortization in the year-to-date period for each measure is consistent with the reasons provided above in the third quarter discussion.

U.S. northeast amortization expense was lower than the prior period mark by approximately $5,600 in the year-to-date period.  The decline is due in part to lower landfill amortization expense which declined about $2,000 comparatively.  Lower volumes entering the Seneca Meadows landfill is the principal cause of this decline which is attributable, in part, to Sandy, but also to poor weather conditions in the first quarter of 2014.  Seneca is also enduring volume challenges as a result of certain waste acceptors who have put downward pressure on price in this region.  The reasons for the balance of the change are consistent with those discussed above for the change in third quarter amounts.

Net gain on sale of capital and landfill assets

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$(673)	$(822)	$149	$(17,599)	$(7,227)	$(10,372)

Canada	$(229)	$(336)	$107	$(13,695)	$(3,751)	$(9,944)
U.S.	$(444)	$(486)	$42	$(3,904)	$(3,476)	$(428)
Corporate	$—	$—	$—	$—	$—	$—

Three and nine months ended

The decline in current quarter gains relates to the disposal of certain assets that are neither significant individually nor in aggregate.

On a year-to-date basis, higher gains on the disposal of capital and landfill assets is the result of our current year sale of select buffer lands surrounding the Calgary landfill, coupled with the sale of a transfer station in our U.S. northeast segment.  These gains were partially offset by the first quarter loss we recorded in the current year on the termination of an operating contract we had for the Tensas Parish landfill in Louisiana.  When we ceased operating this site we recorded a net loss on exit of approximately $3,700.  The balance of the year-to-date change reflects the disposal of redundant operating assets in Canada and the U.S., which principally includes containers and vehicles.  The disposal of these assets are neither significant individually nor in aggregate.  The prior year-to date period gain is the result of select asset sales in Long Island, New York and the sale of redundant operating facility in central Canada.

Interest on long-term debt

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$15,655	$14,815	$840	$46,434	$45,272	$1,162

Three and nine months ended

On a comparative basis, interest expense increased approximately $800 quarter-over-quarter and about $1,200 versus the comparative year-to-date period last year.

Higher interest expense in both periods is largely attributable to a series of interest rate swaps we entered into between August 2013 and July 2014 on notional borrowings of approximately $825,000.  Based on current interest rates, interest rate swaps added approximately $3,700 and $9,800 to interest expense in both the current and year-to-date periods ended September 30, 2014, respectively.  Partially offsetting these increases is the benefit we enjoyed from lower interest expense due to the re-pricing of our consolidated facility which we completed in November of last year.  The re-pricing lowered our credit charge on term B borrowings by 50 basis points and 25 basis points on revolver drawings which led to a decline in both current quarter and year-to-date period interest expense of approximately $1,200 and $3,800, respectively.  Lower interest expense is also attributable to lower overall borrowings, due in large part to our debt reduction focus in 2013 and debt repayments we’ve made in 2014.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding our debt facilities.

Net foreign exchange loss (gain)

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$15	$1,489	$(1,474)	$(169)	$(1,480)	$1,311

Three and nine months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.   In the prior year quarter however, we cash settled all intercompany balances existing between the U.S. and Canada.  This settlement resulted in us recognizing a FX loss of approximately $1,500.  We settled these amounts to comply with the upstream loan rules outlined in Bill C-48 issued by the Minister of Finance Canada.

On a year-to-date basis, not only did we incur the loss in the prior year period discussed above, we also entered into a foreign currency exchange agreement in the second quarter of 2013  to hedge against further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  We recorded a gain last year of approximately $2,900 as a result of this transaction.

All other gains and losses are not attributable to one significant transaction or series of transactions in either period.

Net (gain) loss on financial instruments

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$(2,689)	$2,597	$(5,286)	$7,795	$1,537	$6,258

Three and nine months ended

In the current quarter, we recognized an approximately $2,700 gain compared to an approximately $2,600 loss in the same period last year, representing a period-to-period change of approximately $5,300.  Changes in the fair value of interest rate swaps had the most pronounced change, which totaled approximately $8,000 between periods.  The change in interest rate swaps was partially offset by changes in the fair value of our fuel swaps, approximately $5,000.  Changes in interest rates and fuel prices, together with changes in the number and duration of financial instruments we have outstanding, is the root cause of the between period change.

For the year-to-date period, higher current period losses on our interest rate swaps drove comparative losses higher by approximately $3,800.  The current period loss reflects a decline in the yield curves since we entered into these agreements.  Fair value changes in fuel swaps have also contributed to higher year-to-date losses comparatively, by approximately $3,200.  The de-recognition of our wood waste supply derivative resulted in a gain of approximately $800 and partially offset the higher year-to-date losses from interest rate and fuel swaps.

Re-measurement gain on previously held equity investment

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$—	$—	$—	$(5,156)	$—	$(5,156)

Three and nine months ended

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee.  As a result, we re-measured our original investment in our equity accounted investee at the acquisition date fair value and recorded a non-cash gain of approximately $5,200.

Net income tax expense

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$11,690	$11,751	$(61)	$28,323	$47,460	$(19,137)

Three and nine months ended

For the quarter, income tax expense was little changed period-to-period.  The change in total U.S. tax is essentially $nil.  The approximately $100 decline in current U.S. taxes between periods was offset by an approximately $100 increase in deferred taxes.  The decline in current income tax expense reflects higher withholding taxes incurred in the prior year quarter on dividends paid by Canada to the U.S.  In Canada, the quarter-to-quarter change yielded similar results to our U.S. operations on an overall basis.  Current taxes in Canada increased approximately $1,400, but were entirely offset by a decline in deferred taxes of approximately $1,400. The increase in current income tax expense in Canada is primarily due to the prior year use of loss carryfowards.  Higher income subject to tax in the prior year period partially offset the impact on current taxes from prior period loss carryfoward uses and a current quarter adjustment to current taxes for the true-up of income tax recoverable amounts represents the balance of the between period change.  The decline in deferred income tax expense is due in large part to the use of loss carryforwards in the prior year period that were made available to us in conjunction with the implementation of our long-term financing structure.  This change was partially offset by the between period change in the fair value of interest rate swaps, which resulted in a higher deferred tax expense in the current period compared to a recovery recorded last year.

For the year-to-date period, income tax expense declined by approximately $19,100.  This decline is due to several changes with the most significant being higher interest expense borne by our U.S. business, which reduced comparative income tax expense by approximately $11,600 period-over-period.  We also recognized slightly higher state tax in the U.S. last year compared to the same period this year, which contributed approximately $800 to the period-to-period decline.  The balance of the change is due in part to the difference in treatment for the gain recognized on the sale of Calgary buffer lands for tax versus accounting, coupled with the change in tax base true-up’s between year-to-date periods.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Total	$—	$30	$(30)	$82	$69	$13

Three and nine months ended

Net loss from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.  The current year-to-date period loss reflects our share of loss to January 31, 2014, which is the date we acquired the remaining fifty percent interest in our equity accounted investee.

Please refer to the Related Party Transactions section of this MD&A for additional details regarding our investment in our equity accounted investee.

Other Performance Measures - For the three and nine months ended September 30, 2014

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment and dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Cash generated from operating activities	$96,221	$119,841	$(23,620)	$283,209	$320,126	$(36,917)

Operating and investing
Stock option expense(*)	1,557	4,811	(3,254)	3,297	6,061	(2,764)
LTIP portion of restricted share expense	(356)	(239)	(117)	(1,025)	(650)	(375)
Acquisition and related costs (recoveries)	29	64	(35)	(913)	(111)	(802)
Non-operating or non-recurring expenses	1,007	1,635	(628)	2,370	1,635	735
Changes in non-cash working capital items	19,969	(11,968)	31,937	32,733	8,176	24,557
Capital and landfill asset purchases(*)(*)	(57,923)	(89,990)	32,067	(175,103)	(214,466)	39,363
Proceeds from the sale of capital and landfill assets	1,538	1,248	290	25,061	15,632	9,429

Financing
Purchase of restricted shares(*)	203	101	102	(2,095)	(1,591)	(504)
Net realized foreign exchange loss (gain)	15	1,489	(1,474)	(169)	(1,480)	1,311
Free cash flow(B)	$62,260	$26,992	$35,268	$167,365	$133,332	$34,033

Note:

(*)Amounts exclude long-term incentive plan (“LTIP”) compensation.

(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $2,000 and $5,900 for the three months ended and $12,500 and $34,000 for the nine months ended September 30, 2014 and 2013, respectively.

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Adjusted EBITDA(A)	$139,842	$134,901	$4,941	$384,587	$398,848	$(14,261)

Purchase of restricted shares(*)	203	101	102	(2,095)	(1,591)	(504)
Capital and landfill asset purchases(*)(*)	(57,923)	(89,990)	32,067	(175,103)	(214,466)	39,363
Proceeds from the sale of capital and landfill assets	1,538	1,248	290	25,061	15,632	9,429
Landfill closure and post-closure expenditures	(1,290)	(1,305)	15	(3,403)	(3,534)	131
Landfill closure and post-closure cost accretion expense	1,537	1,422	115	4,614	4,237	377
Interest on long-term debt	(15,655)	(14,815)	(840)	(46,434)	(45,272)	(1,162)
Non-cash interest expense	723	877	(154)	2,443	2,582	(139)
Current income tax expense	(6,715)	(5,447)	(1,268)	(22,305)	(23,104)	799
Free cash flow(B)	$62,260	$26,992	$35,268	$167,365	$133,332	$34,033

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $2,000 and $5,900 for the three months ended and $12,500 and $34,000 for the nine months ended September 30, 2014 and 2013, respectively.

Three and nine months ended

Free cash flow(B) for the three months ended was higher on a comparative basis by approximately $35,300.  Lower capital and landfill asset purchases represented approximately $32,100 of the improvement to free cash flow(B) and details of this change are outlined below in the Capital and landfill purchases section of this MD&A.  Adjusted EBITDA(A) was also higher than the mark set in the same period last year, up about $4,900 comparatively.  A discussion of the quarter-to-quarter change for each component of adjusted EBITDA(A) is outlined in the Review of Operations section of this MD&A.  Partially offsetting the positive impacts to free cash flow(B) was higher interest expense in current period quarter.  Higher interest expense is the result of us entering into a series of fixed rate interest rate swaps, which were only partially offset by lower comparative debt levels and borrowing rates.  Higher cash taxes are due in large part to our use of losses in the previous quarter last year as a result of implementing our long-term financing structure, partially offset by lower state taxes in the U.S.

On a year-to-date basis, free cash flow(B) improved by approximately $34,000, largely on the back of lower capital and landfill asset purchases which accounts for about $39,400 of the comparative improvement.  Details of the change in capital and landfill asset spending are outlined below in the Capital and landfill purchases section of this MD&A.  In addition, we recognized higher proceeds from the sale of capital and landfill assets, approximately $9,400, which we realized principally on the sale of buffer lands adjacent to our Calgary landfill and in connection with the sale of a transfer station in our U.S. northeast segment.  These improvements to free cash flow(B) were partially offset by our comparative operating performance.  Adjusted EBITDA(A) declined approximately $14,300 between year-to-date periods.  A discussion of the year-to-date change for each component of adjusted EBITDA(A) is outlined in the Review of Operations section of this MD&A.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Replacement	$30,228	$73,390	$(43,163)	$104,771	$134,039	$(29,269)
Growth	27,695	16,600	11,095	70,332	80,427	(10,095)
Total	$57,923	$89,990	$(32,068)	$175,103	$214,466	$(39,364)

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three and nine months ended

Total replacement capital and landfill spending in Canada was approximately $7,400 lower in the third quarter of 2014 than the same quarter last year.  The decrease in replacement expenditures is due in large part to the timing of spend.  Elevated spend levels for the purchase of vehicles and yellow iron were incurred in the prior year quarter and this level of spending was not repeated in the current year period.  Higher landfill cell construction partially offset the lower comparative spend levels for vehicles and heavy equipment.  Cell construction at our Ridge and Coronation landfills are the primary reasons for the increase period-to-period.  Cell construction at the Ridge is principally due to timing, whereas Coronation is being constructed at a faster build pace than last year due to the volume of waste materials received at the site.

On a year-to-date basis, replacement spending in Canada is approximately $7,700 higher through the third quarter this year compared to the same period last year.  The purchase of CNG vehicles and related infrastructure for a residential collection operation in eastern Canada is the primary reason for the increase, which totaled approximately C$9,100.

U.S. segment replacement spending in the third quarter this year was significantly lower than spending this time last year, approximately $35,800.  In 2013, we renewed a residential collection contract in Hillsborough County, Florida that required the purchase of new CNG vehicles as a condition of the contract award.  Accordingly, we incurred approximately $19,500 in maintenance capital costs related to this contract alone.  In addition, the roll out of replacement CNG vehicles was higher in the prior year quarter by approximately $3,900 and cell development at our Jefferson Parish landfill was also higher due to higher cell construction costs in respect of the landfills initial build out.  The balance of the change is due in large part to the change in non-cash working capital.  At the end of the current quarter, we had a significant amount of vehicles and equipment received that we had not yet been paid for.  Payment for these assets is expected in the fourth quarter this year.

For the year-to-date period, replacement spending in the U.S. is behind the prior year mark by approximately $37,000.  The change in spending for the year-to-date period is largely consistent with the discussion provided above for the quarter.  The impact of rolling out replacement CNG vehicles in the prior year period had a slightly larger impact on the difference between replacement spending on a comparative year-to-date basis versus the quarter.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three and nine months ended

Canadian growth spending in the third quarter of 2014 was lower by approximately $1,200 compared to the same period a year ago.  The decline is largely attributable to lower spending on project related capital specific to our natural gas power plant at Lachenaie.

For the year-to-date period, the decline in Canadian segment growth spending was approximately $34,400.  The pace of growth spending in the prior year-to-date period is the primary reason for the decline.  The decline reflects higher prior period infrastructure spending at our Lachenaie landfill, the revitalization of a transfer station in central Canada and CNG vehicles and infrastructure spending for a residential contract win in central Canada that we commenced servicing in April 2013.

In our U.S. segment, growth spending for 2014 is higher by approximately $12,300 compared to the same period last year.  Residential contract wins in our U.S. south segment is the primary reason for the increase in growth spending quarter-to-quarter.  In the current quarter, growth expenditures for CNG vehicles and containers for contract wins in our Texas and Florida operations totaled approximately $12,600.

On a year-to-date basis, U.S. segment growth spending is higher than the prior year mark by approximately $24,300.  The increase in growth spending is due in part to the new contract wins referred to above in the third quarter discussion.  In addition, growth spending for vehicles and containers to service a new contract win in our Louisiana operations totaled approximately $9,200.  Combined, growth spending in our U.S. segment is attributable to organic business growth in our south segment.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2014

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual or expected quarterly dividends

Actual or expected record date	Actual or expected payment date	Dividend amounts per share - stated in C$
March 31, 2014	April 15, 2014	$0.15
June 30, 2014	July 15, 2014	0.15
September 30, 2014	October 15, 2014	0.16
December 31, 2014	January 15, 2015	0.16
Total		$0.62

2013

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividends

Actual record date	Actual payment date	Dividend amounts per share - stated in C$
March 28, 2013	April 15, 2013	$0.14
June 28, 2013	July 15, 2013	0.14
September 30, 2013	October 15, 2013	0.15
December 31, 2013	January 15, 2014	0.15
Total		$0.58

We expect to fund all 2014 dividend payments from excess free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates foreign currency exchange exposure since the dividends paid by us are denominated in Canadian dollars.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2014	Q3	Q2	Q1

Revenues
Canada	$199,128	$192,444	$167,361
U.S. south	231,817	229,254	221,854
U.S. northeast	90,212	91,803	80,555
Total revenues	$521,157	$513,501	$469,770
Net income	$40,814	$40,852	$25,919
Net income per weighted average share, basic	$0.36	$0.36	$0.23
Net income per weighted average share, diluted	$0.36	$0.36	$0.23
Adjusted net income(A)	$41,230	$47,237	$24,752
Adjusted net income(A) per weighted average share, basic	$0.36	$0.41	$0.21
Adjusted net income(A) per weighted average share, diluted	$0.36	$0.41	$0.21

2013	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$192,075	$199,053	$198,855	$179,094	$769,077
U.S. south	220,896	223,437	220,988	211,567	876,888
U.S. northeast	89,036	98,175	96,964	95,899	380,074
Total revenues	$502,007	$520,665	$516,807	$486,560	$2,026,039
Net income	$36,242	$20,094	$32,293	$29,341	$117,970
Net income per weighted average share, basic	$0.31	$0.17	$0.28	$0.25	$1.02
Net income per weighted average share, diluted	$0.31	$0.17	$0.28	$0.25	$1.02
Adjusted net income(A)	$33,417	$31,348	$35,290	$27,097	$127,152
Adjusted net income(A) per weighted average share, basic	$0.29	$0.27	$0.31	$0.24	$1.10
Adjusted net income(A) per weighted average share, diluted	$0.29	$0.27	$0.31	$0.24	$1.10

2012	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$199,021	$205,696	$198,179	$173,918	$776,814
U.S. south	201,725	195,678	195,521	187,407	780,331
U.S. northeast	95,076	85,835	81,735	76,950	339,596
Total revenues	$495,822	$487,209	$475,435	$438,275	$1,896,741
Net income	$11,753	$32,158	$28,377	$22,069	$94,357
Net income per weighted average share, basic	$0.10	$0.28	$0.24	$0.19	$0.81
Net income per weighted average share, diluted	$0.10	$0.28	$0.24	$0.19	$0.81
Adjusted net income(A)	$28,152	$32,122	$28,847	$24,066	$113,187
Adjusted net income(A) per weighted average share, basic	$0.24	$0.28	$0.25	$0.20	$0.97
Adjusted net income(A) per weighted average share, diluted	$0.24	$0.28	$0.25	$0.20	$0.97

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2014		$217,004	$210,027	$184,678	$611,709	$611,709
2013	$201,651	$206,561	$203,353	$180,689	$590,603	$792,254
2012	$197,336	$204,767	$200,087	$174,130	$578,984	$776,320

2014 less 2013 revenues		$10,443	$6,674	$3,989	$21,106	$21,106
2013 less 2012 revenues	$4,315	$1,794	$3,266	$6,559	$11,619	$15,934

2014-2013

Excluding the impact of FX, first quarter revenues in Canada grew period-over-period.  Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth.  Volumes in our Canadian segment were higher in our collection operations, but lower in our landfill and disposal operations.  The Calgary closure contributed to lower landfill revenues period-over-period, however, the volume of waste materials once directly destined for our Calgary landfill were largely received at the transfer station facility we opened in mid-2013.  Our Lachenaie landfill was hit hardest by weather in the current period and its volumes were down comparatively as a result.  Replacing volumes lost at our Lachenaie landfill due to the prior year acquisition of one of its largest customers by a competitor in the waste management industry, has also impacted revenues attributable to changes in volumes.  Acquisition contributions weren’t significant between periods and the change in fuel surcharges was basically flat compared to the year ago period.

In the second quarter, revenues in Canada grew, net of FX, period-over-period.  Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth.  Volumes in our Canadian segment were flat in total.  The Calgary closure contributed to lower landfill revenues period-over-period.  However, the volume of waste materials once destined to our Calgary landfill were largely received at the transfer station facility we opened in mid-2013, and these volumes were a large contributor to the increase in transfer station revenues period-to-period.  Commercial and industrial volumes were both positive in the quarter, but were offset by a decline in residential collection volumes.  Two small lost contracts in eastern Canada is the reason for this decline.  Acquisition contributions, although not significant, did contribute to the advancement of revenues and fuel surcharges were slightly behind the mark set in the year ago period.

Third quarter revenues in Canada grew period-over-period, net of FX.  Higher pricing across all service lines contributed to revenue growth period-to-period.  Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in western Canada.  Volumes in our Canadian segment were also strong this quarter.  Our Lachenaie landfill had a strong volume quarter, with higher MSW and soil volumes received at the site.  This improvement is partly due to lower third quarter volumes received last year which were caused by the redirection of certain volumes once destined for Lacheanie to another site due a significant regional competitors’ acquisition by the largest waste service provider in North America.  Transfer station volumes in western Canada were at full stride this quarter compared to the same period last year, partly because the transfer station had just opened late in the second quarter of 2013 and partly due to the Alberta flood which permitted our Calgary landfill to remain open to the receipt of flood debris during the third quarter last year.  Offsetting the strength of post-collection volume improvements was lower residential volumes in both central and eastern Canada, partially offset by a new contract win in western Canada.  Canada also saw its industrial volumes rise comparatively, and the increase was realized across all areas in this segment.  Revenues from commodity pricing dropped between periods, while contributions from an acquisition completed earlier this year more than offset the slight decline in fuel surcharges resulting from lower comparative fuel prices.

2013-2012

Revenues in Canada grew in the first quarter of 2013 compared to the first quarter of 2012.  Acquisitions and higher pricing across all service lines were the primary contributors to revenue growth.  As expected, volumes declined as a result of lost municipal commercial and residential contracts in both western and central Canada in 2012.  Residential contract wins, which commenced in 2013, did not offset the loss of volumes on a comparative basis.  From a landfill perspective, special waste and soil volumes were strong across all sites in Canada, excluding the Ridge landfill.  Ridge landfill volumes were impacted by a combination of weather and the sluggish economy in central Canada.  Fuel surcharges were up marginally in Canada, while commodity pricing lagged the 2012 mark.

In the second quarter of 2013, revenues in Canada increased period-over-period.  Acquisitions and higher pricing across almost every service line were the primary contributors to revenue growth on a comparative basis.  As noted, we lost certain contracts in the latter half of 2012 and these contract losses were only partially offset by municipal contract wins.  As a result, volumes declined on account of net contract losses resulting in lower comparative revenues.  Excluding the impact of these net contract losses, Canadian revenues would have increased versus the same quarter in 2012.  On a comparative basis, higher industrial collection volume in Canada was a bright spot of improvement in the period.  Volume improvements in our industrial service line were most pronounced in central Canada as volumes were ramped up in anticipation of opening our new C&D waste reduction facility.  Special waste and soil volumes were stronger than the comparative period in western Canada and would have been even stronger had the weather been less inclement in June.  However, volumes were noticeably weaker at our central Canadian sites.  Our Ridge and Ottawa landfill volumes were impacted by a combination of weather, the sluggish economy and competing demand for volumes.  In the first quarter we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines, and the second quarter was no different with competitive and pricing pressures continuing to hold back revenue growth.  Fuel surcharges were marginally ahead of the 2012 mark and lower commodity pricing resulted in lower period-over-period revenues.

Third quarter revenues in Canada grew period-over-period.  Acquisitions and higher pricing across all service lines were the primary contributors to revenue growth on a comparative basis.  The loss of certain contracts in the latter half of 2012 was only partially offset by municipal contract wins in 2013.  As a result, volumes declined on account of net contract losses which led to lower period-to-period revenues.  In addition, the Calgary closure contributed to the decline in revenues from landfill volumes.  Excluding the impact on revenues of the net contract losses and the Calgary closure, Canadian revenues would have increased further over the same period a year ago.  On a comparative basis, industrial and commercial volumes improved period-to-period.  Volume improvements in our industrial service line were strongest in western Canada which was a reflection of the economic strength in this area of Canada.  At our landfills, special waste and soil volumes were stronger than the comparative period in western Canada, excluding Calgary, and were mixed in central Canada.  Lower landfill volumes in eastern Canada were the result of a significant third party waste provider redirecting their waste volumes to another landfill in the region since being acquired, coupled with elevated competition for waste volumes in other markets.  In the first and second quarters we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines and the third quarter trend was largely unchanged.  Fuel surcharges were slightly off the 2012 mark, due to marginally lower diesel fuel costs.  Higher commodity pricing gave us a slight lift to revenue performance period-over-period.

In the fourth quarter of 2013, Canadian revenues grew over the same comparative period.  However, when Canadian segment revenues are expressed in U.S. dollars, Canadian segment revenues declined period-to-period on account of the FX impact.  Excluding FX, the primary contributor to stronger revenue performance came from pricing and to a lesser extent acquisitions.  Pricing in our collection lines increased comparatively and landfill pricing was also up period-to-period.  Volumes on the other hand were down, due to lost contracts and the Calgary closure.  Commodity pricing impacted 2013 revenues favourably while fuel surcharges were down slightly on the quarter.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2014		$231,817	$229,254	$221,854	$682,925	$682,925
2013	$220,896	$223,437	$220,988	$211,567	$655,992	$876,888
2012	$201,725	$195,678	$195,521	$187,407	$578,606	$780,331

2014 less 2013 revenues		$8,380	$8,266	$10,287	$26,933	$26,933
2013 less 2012 revenues	$19,171	$27,759	$25,467	$24,160	$77,386	$96,557

2014-2013

The performance of our U.S. south segment was solid in the first quarter of the 2014.  Volume improvements were the primary contributor to this segment’s revenue growth comparatively.  While collection volumes were up, higher landfill and transfer station volumes were the most significant contributors to revenue growth over the same period last year.  In our Florida operations, construction and demolition volumes gained momentum in the quarter resulting in higher comparative landfill revenues.  We also recognized higher gas revenues from our JED landfill over the same period last year due to higher pricing for gas.  Strong volume improvements at our MRFs and transfer stations in our Florida operations were due to contract wins we secured in 2013.  The opening of the Jefferson Parish landfill last year contributed to higher landfill revenues on a comparative basis and landfills in our

Texas operations received higher construction and demolition volumes as well.  On the pricing front, all services lines, with the exception of our residential and transfer, improved price.  Both our residential and transfer service lines were only slightly behind the prior year pricing mark established last year.  Commodity pricing was also higher period-over-period, but this improvement was fully offset by lower fuel surcharges.

In the second quarter of the year, our U.S. south segment turned in another solid revenue performance period-over-period.  Volume improvements were the primary contributor to this segment’s total revenue growth.  Revenues from collection volumes were up slightly, but our landfill, MRF and transfer station volumes combined, were the primary revenue growth areas compared to the same period last year.  Higher volumes received by three of our U.S. south segment landfills were the root source of revenue improvement from higher landfill volumes.  In Florida, contract wins delivered most of the growth in our transfer station operations and the installation of a single stream MRF was also a contributor to the improvement in revenues period-over-period.  Transfer station volume improvements were largely the result of new contracts that we entered into in the third quarter of the prior year in Florida.  Price, while not as strong as volume growth for this segment, was up over the same period last year.  Pricing was strongest in our commercial and industrial service lines and was either up or flat across our remaining lines of service.  Commodity pricing was also higher on a comparative basis and improvements to revenues from fuel surcharges and acquisitions were little changed from the year ago period.

Our U.S. south segment delivered another solid period-over-period performance in the third quarter.  Volume improvements contributed to this segment’s total revenue growth and revenues from collection volumes were up, as were volumes received at our landfills, MRFs and transfer stations over the same period last year.  Taking a closer look at our MRF and transfer station performance, our operations in Florida delivered the most significant improvement on the back of contract wins and strategic operational improvements which allowed for organic growth in this area.  Landfill volumes, while up, reflect lower volumes into our JED landfill in Florida, due to competitive market conditions, offset by higher volumes in many of our Texas based landfills.  This segment’s collection volume improvement is largely attributable to net residential contract wins.  Price improvements, while not as strong as volume growth, were improved over the same period last year.  Pricing was strongest in our commercial and industrial service lines and was either up or flat across our remaining service offerings.  Commodity pricing was also higher on a comparative basis, while contributions to revenues from fuel surcharges and acquisitions were little changed from the year ago period.

2013-2012

Our U.S. south segment performed well in the first quarter of 2013 delivering revenue growth from acquisitions, price, volume improvements and higher fuel surcharges compared to the first quarter of 2012.  While the most significant contribution to this segment’s revenue growth was acquisitions, price improvements in all service lines delivered higher revenues as well.  Volumes also contributed to total revenue growth, albeit not across all service lines.  Industrial volumes were a significant component of this segment’s growth in revenues, derived most notably from our operations in Texas.  Lower commercial volumes in our Florida operations and lighter overall volumes across all landfills in this segment partially offset the volume gains from our industrial service line.  We passed higher fuel costs through as fuel surcharges and the decline in comparative commodity pricing wasn’t meaningful on a comparative basis.

In the second quarter of 2013, our U.S. south segment delivered revenue growth from acquisitions, price and volume improvements in almost every business line compared to the same period in 2012.  The most significant contribution to this segment’s revenue growth was acquisitions.  However volume growth was also significant contributor as well.  Higher industrial volumes realized in our Texas operations were a significant component of this segment’s growth in revenues attributable to volume.  Revenues were also higher on account of stronger landfill volumes, which were due in large part to second quarter contributions from the Jefferson Parish landfill which commenced operations in 2013.  The combination of lower fuel surcharges and comparative commodity pricing resulted in lower comparative revenues period-over-period.

In the third quarter of 2013, our U.S. south segment continued to perform well and delivered revenue growth from acquisitions, price and volume improvements in almost every line of business.  The most significant contribution to this segment’s revenue growth was acquisitions.  Notwithstanding, volume improvements were also significant contributor to revenue growth period-to-period.  Industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth in revenues attributable to volume reflecting the nature of the economic environment in this region.  Revenues improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida.  The combination of higher fuel surcharges and higher commodity pricing led to improved revenues as well.

The performance of our U.S. south segment was once again strong in the fourth quarter of 2013.  Revenues grew quarter-to-quarter from acquisition, price and volume improvements in every service line.  Acquisitions continued to drive comparative revenue growth and volumes were also strong in the quarter.  Stronger landfill volumes was the primary contributor to the revenue improvement from volumes, which was due in part to the opening of the Jefferson Parish landfill in 2013 and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida.  Commodity pricing was also favourable on a comparative basis, while fuel surcharges were down comparatively, on lower diesel fuel costs.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2014		$90,212	$91,803	$80,555	$262,570	$262,570
2013	$89,036	$98,175	$96,964	$95,899	$291,038	$380,074
2012	$95,076	$85,835	$81,735	$76,950	$244,520	$339,596

2014 less 2013 revenues		$(7,963)	$(5,161)	$(15,344)	$(28,468)	$(28,468)
2013 less 2012 revenues	$(6,040)	$12,340	$15,229	$18,949	$46,518	$40,478

2014-2013

Revenue performance in our U.S. northeast region was down in the first quarter this year.  This segment’s comparative revenue performance was largely influenced by Sandy, but was also hampered by harsh weather in the current year period.  Landfill and transfer station revenues were hardest hit by weather.  Partially offsetting the impact of weather were higher gas revenues from higher comparative gas pricing.  The sale of certain assets in Long Island, New York last year was also a contributing factor to the decline in revenues period-over-period as was our strategic elimination of less profitable business.  However, absent these headwinds, the U.S. northeast did achieve higher price across all service lines period-over-period.  Unlike the higher pricing our Canadian and U.S. south segments enjoyed on the sale of commodities compared to the same period last year, this segment recognized a drop in revenues from lower commodity pricing.  Fuel surcharges were largely unchanged period-to-period.

Revenues in our U.S. northeast region were down in the second quarter of the year.  This segment’s comparative revenue performance was influenced by lower transportation revenues resulting from lower volumes received at our Seneca Meadows landfill.  Lower commercial and industrial volumes also contributed to the decline in revenues period-over-period and these volume declines are the result of a measured and strategic effort to eliminate less profitable business.  Finally, the sale of certain assets in Long Island, New York last year was also a contributing factor to the decline in revenues period-over-period.  On a positive note, every service line in this region grew revenues from price which was most pronounced in our commercial line of business.  Fuel surcharges were flat while commodity pricing fell in this region comparatively.

Revenue performance in our U.S. northeast region was down in the third quarter.  This segment’s comparative revenue performance was impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business.  The sale of certain assets in Long Island, New York last year was a contributing factor to the decline in revenues period-over-period and the sale of a transfer station in the second quarter of this year also contributed to the revenue decline.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period.  Competitors in this segment have been aggressive on price which has led to a drop in volumes entering Seneca.  We remain firm on pricing at our Seneca Meadows landfill at the expense of volume, which is in support of our long-term strategy to maximize returns on invested capital.  Pricing was once again strong in our U.S. northeast segment which increased over the prior period mark.  Stronger commercial pricing was the primary contributor to the price improvement period-to-period.  Fuel surcharges were flat while commodity pricing fell in this region on a comparative basis.

2013-2012

Revenues in our U.S. northeast region increased between the first quarter of 2013 and the first quarter of 2012.  Acquisitions delivered the most significant contribution to revenue growth, but volume improvements weren’t far behind.  Waste volumes from the Sandy clean-up were the most significant contributor to this segment’s volume performance in the quarter.  We also realized pricing improvements or achieved stable pricing across all service offerings, and these improvements were most notable in our collection and transfer station disposal lines.  Higher fuel pricing was passed through as fuel surcharges and marginally weaker commodity pricing didn’t have a significant impact on revenues between quarters.

In the second quarter of 2013, revenues in our U.S. northeast segment increased over the same period in 2012.  Acquisitions delivered the most significant contribution to revenue growth followed closely by volume improvements from our transfer station service line.  Higher transfer station volumes more than offset the lower volume performance from our MRF and landfill service lines comparatively.  The decline in MRF volumes was largely attributable to the closure of a facility in the fourth quarter of 2012, while lower landfill volumes reflected delayed special waste projects in the region, coupled with inclement weather.  In the second quarter of 2013, we sold select assets in Long Island, New York which also impacted volumes comparatively.  Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in an improvement to revenues from pricing improvements across all service lines.  Fuel surcharges, while up marginally, were not a significant contributor to revenue growth period-over-period and weaker commodity pricing was a drag on comparative revenue performance between quarters.

Our U.S. northeast segment’s third quarter revenue growth was primarily from acquisitions.  Looking beyond acquisitions, volume improvements were most significant in this segment’s transfer station line of business, which once again more than offset lower comparative MRF volumes.  The decline in MRF volumes related to the closure of a facility in the fourth quarter of 2012 due to Sandy which rendered the facility unusable.  In the third quarter of 2013, landfill volumes recovered from the second quarter delay of special waste projects, but our second quarter 2013 sale of select assets in Long Island, New York negatively affected comparable volume improvements in the third quarter of 2013.  Revenues from volumes were also lower than 2012 due to our termination of less profitable business, which was more than offset by our implementation of effective pricing strategies quarter-over-quarter.  Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in improved revenues period-to-period across all service lines.  Fuel surcharges, while up marginally, did not contribute significantly to revenue growth period-over-period and slightly higher commodity pricing was also a contributor to the improvement in revenues quarter-to-quarter.

Revenues in our U.S. northeast segment declined comparatively in the fourth quarter of 2013.  The impact of Sandy was a significant contributor to the comparative decline in revenues.  Excluding Sandy, acquisitions contributed to 2013 fourth quarter revenue improvement and pricing was up across almost every service line.  The mix of materials received at our landfills and competitive pressures in this segment for landfill volumes, coupled with competitive pricing for these volumes, led to a very slight decline in comparative landfill pricing.  Price improvements were most prevalent in our commercial collection service line, which represented the bulk of the improvement to revenues from price growth.  Looking beyond the impact on volumes from Sandy, volumes were also down quarter-over-quarter due to the closure of a recycling facility late in the fourth quarter of 2012.  Volumes were also down from 2012 levels due to our termination of less profitable business in the quarter.  However, our execution of effective pricing strategies more than offset the impact to revenues from reduced volumes in the period.  The net impact of fuel surcharges and commodity prices was insignificant, but down marginally period-to-period.

Net income

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2014		$40,814	$40,852	$25,919	$107,585	$107,585
2013	$36,242	$20,094	$32,293	$29,341	$81,728	$117,970
2012	$11,753	$32,158	$28,377	$22,069	$82,604	$94,357

2014 less 2013 net income		$20,720	$8,559	$(3,422)	$25,857	$25,857
2013 less 2012 net income	$24,489	$(12,064)	$3,916	$7,272	$(876)	$23,613

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expense, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income is also impacted by net income tax expense or recovery and net income or loss from our equity accounted investee.

2014-2013

Net income in the first quarter of 2014 was lower than the mark we achieved in the first quarter of 2013.  A weaker operating performance is the primary reason for the decline, due in large part to net income contributions in the prior year quarter from Sandy, our Calgary landfill and select assets that were sold in the second quarter of last year.  Current quarter net income was also lower on account of harsh weather we experienced in the first quarter this year.  Losses on financial instruments were also higher this quarter compared to last, due to fair value movements in our hedges for diesel fuel, interest rates and foreign currency exchange exposures.  Partially offsetting the weaker operating performance and higher losses from financial instruments, is the current quarter recognition of a re-measurement gain on our previously held equity investment.  Finally, lower net income tax expense in the first quarter of this year compared to last was also a partial offset.

Net income in the second quarter of 2014 was higher than the prior year amount posted in the same quarter last year.  As noted in the first quarter discussion, a weaker comparative operating performance persisted into the second quarter, due in large part to the Calgary closure and the sale of select assets in the prior year.  We also operated a transfer station at a loss in the current year period, until the asset was finally sold late in the second quarter this year.  Looking beyond our operating performance, we recorded gains on the sale of capital and landfill assets which were significant in the current year quarter.  These gains are the result of selling a transfer station in our U.S. northeast segment and selling buffer lands adjacent to our Calgary landfill site.  There were two other significant impacts to net income between periods.  First, we recorded significantly higher losses on financial instruments, which is largely attributable to fair value movements in interest rate swaps we entered into between August 2013 and March 2014.  In addition, foreign exchange gains were lower in the current year quarter compared to last.  Gains on foreign exchange transactions in the second quarter last year were the result of an FX agreement we entered into to protect ourselves from further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  Additional details for each of these changes can be found in the Review of Operations section of this MD&A.

Net income in the third quarter of 2014 was higher than the prior year amount posted in the same quarter last year.  Lower SG&A expense attributable to lower stock option expense and the reversal of certain compensation award accruals in the current year helped improve net income in the current year period.  Lower amortization expense also translated to improved net income period-over-period.  Lower amortization expense was recorded as a result of certain asset sales completed in our U.S. northeast segment both this year and last, coupled with no amortization being recorded for certain Long Island, New York assets that are held for sale in the current year period.  Amortization expense was also lower in the third quarter this year due to the revocation of a redundant operating permit in the prior year period that exceeded the impairment charge recorded in the current year quarter for an impaired operating permit connected to surplus land.  We also recorded lower comparative foreign exchange losses.  In the comparative quarter, we cash settled all intercompany balances existing between the U.S. and Canada which resulted in us recognizing a FX loss.  These amounts were settled to comply with the upstream loan rules outlined in Bill C-48 issued by the Minister of Finance Canada.  Net income was also improved due to lower losses/higher gains recognized on certain financial instruments.  The favourable impact of fair value changes in interest rate swaps was partially offset by the unfavourable change in the fair value of fuel swaps.  The change in interest rates and fuel prices, together with the change in the number and duration of financial instruments we have outstanding is the root cause of the between period change and resulting improvement to net income.  Finally, all of these improvements were partially offset by higher interest expense.  Higher interest expense is the result of entering into fixed rate interest rate swaps, partially offset by lower borrowing levels and lower interest rates.

2013-2012

Net income in the first quarter of 2013 was higher than the mark posted in the first quarter of 2012.  The primary reason for the increase reflected a stronger operating performance, largely due to acquisitions, Sandy clean-up volumes and net organic growth.  Unlike the 2012 quarters where commodity price declines were a significant headwind on our operating results and, by extension, net income, commodity pricing, while down from the first quarter in 2012, did not have a significant impact on first quarter net income on a comparative basis.  Interest on long-term debt was higher, due largely to acquisitions and share repurchase activity in 2012.  Interest rates, on balance, were also up, mostly on account of interest borne on the term B tranche of our consolidated facility.  Gains on financial instruments were also up comparatively, due to our hedges for diesel fuel, foreign currency exchange agreements and interest rate swaps.  Income tax expense was also higher in the first quarter of 2013 compared to the same period in 2012, largely on account of acquisitions and our stronger operating performance.

Net income in the second quarter of 2013 was higher than net income in the second quarter of 2012.  From an operating perspective, operating income was slightly lower in the second quarter of 2013 compared to the same period in 2012.  Improvements to EBITDA(A) from acquisition and net organic growth, were partially offset by higher stock option expense.  The comparative increase in amortization expense was due in large part to acquisitions, but this increase was entirely offset by gains posted on the sale of redundant operating facilities in western and central Canada and select asset sales in Long Island, New York.  Interest expense was higher due in large part to higher outstanding borrowings which was the result of 2012 acquisitions and share repurchases.  A foreign currency exchange gain recorded in the second quarter of 2013 fully offset the comparative increase in interest expense.  This gain was from a foreign currency exchange agreement we entered into in connection with the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  Gains on interest rate swaps, partially offset by higher losses on fuel hedges and foreign currency exchange agreements, sent losses on financial instruments lower in the second quarter of 2013 compared to the second quarter of 2012.  Overall, income taxes were lower in the second quarter of 2013 versus the same period in 2012.  The single largest contributor to the decline was the recognition of a current income tax recovery as a result of the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013.  This bill allowed us to recognize property losses that would have otherwise been lost to us in connection with the wind-up of our business when we operated as an income trust.

Third quarter net income was lower than the amount posted in the third quarter of 2012.  Revenue improvements were strong on a comparative basis, but higher operating expenses, partly attributable to higher insurance and claims costs, higher labour and repairs and maintenance expenditures, acquisitions and overall mix of revenue growth softened the benefit of revenue improvements we realized.  We also closed our Calgary landfill at the end of the second quarter, which also had a negative impact on both revenues and operating costs.  SG&A expenses were also higher due to higher stock option expense, the reversal of incentive compensation costs in 2012, lease exit costs incurred in 2013 and higher than expected compensation tied to the Company’s share price.  Amortization expense was also higher on a comparative basis, and included a third quarter charge for the revocation of a redundant transfer station operating permit that we acquired in 2010.  Amortization expense was also higher due to acquisitions completed in 2012 and to a lesser extent 2013.  The sum of these period-to-period changes resulted in lower operating income in the third quarter of 2013 compared to the same period in 2012.  Interest expense was largely unchanged period-to-period, but we recorded higher foreign exchange losses in 2013 due to the cash settlement of all intercompany balances existing between our U.S. and Canadian operations.  We also recognized higher losses on financial instruments which were primarily attributable to the interest rate swaps we entered into in the third quarter of 2013.  Finally we recorded lower income tax expense as a result of generating lower income before tax for the reasons outlined above.  We did benefit however, from a lower overall tax rate as a result of implementing our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

Net income in the fourth quarter of 2013 was higher than net income for the same period in 2012.  The largest single reason for the increase was due to the loss we recorded in the fourth quarter of 2012 on the extinguishment of debt.  In the fourth quarter of 2012, we entered into a consolidated credit facility agreement and concluded that the modification of previously existing debt facilities constituted an extinguishment.  Accordingly, we recorded a charge of approximately $16,900 in the fourth quarter of 2012 on the extinguishment.  We also recorded a debt extinguishment charge in the fourth quarter of 2013 as a result of repaying a previously issued variable rate demand solid waste disposal revenue bond (“IRB”), but the 2013 charge was much lower.  Net income in the fourth quarter of 2013 also benefited from gains recognized on financial instruments compared to the same quarter in 2012.  The primary reason for the 2013 gain was due to interest rate swaps we entered into in 2013 on notional borrowings of approximately $535,000.  Net income in the fourth quarter of 2013 also benefited from the third quarter implementation of our long-term financing structure.  The implementation of this structure was the primary reason for the decline in net income tax expense quarter-to-quarter.  Net income was also impacted by higher interest expense.  Higher interest expense was, in part, the result of interest rate swaps entered into the last half of 2013, which gave rise to an approximately $1,700 increase in comparative interest charges.  In addition, we entered into an amending agreement in respect of our consolidated facility and incurred additional fees in respect of the amendment.  Higher deferred financing cost amortization charged to interest expense, in the fourth quarter of 2013 compared to the same period last year, represents an approximately $300 increase in interest expense comparatively.  Partially offsetting the increases to interest expense were lower overall borrowings, better borrowing spreads on amounts borrowed and lower borrowing costs incurred due to the repayment of our Seneca IRB.  Operating income was lower quarter-over-quarter on higher revenues.  The primary reason for this result was the Calgary closure.  We also incurred higher bad debt expense in 2013 and did not recognize the same benefit recorded in 2012 from a reduction to bonus and LTIP plan compensation expense.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

2014-2013

Net income per weighted average share was lower in the first quarter of 2014 versus the same period last year principally due to a decline in net income, details of which are outlined above.  The comparative increase in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

Net income per weighted average share was higher in the second and third quarters of 2014 versus the same period last year on better net income, details of which are outlined above.  The comparative decline in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

2013-2012

Net income per weighted average share was higher in the first, second and fourth quarters of 2013 versus the same periods in 2012 and slightly lower in third quarter comparatively.  The improvement or decline in net income is outlined above.  The comparative decline in weighted average shares outstanding contributed positively to net income per weighted average share in all 2013 quarters and was due to the repurchase of shares in 2012.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	September 30, 2014(*)	September 30, 2014(*)	September 30, 2014	December 31, 2013(*)	December 31, 2013(*)	December 31, 2013

Accounts receivable	$111,840	$107,782	$219,622	$114,772	$114,776	$229,548
Intangibles	$63,695	$106,539	$170,234	$74,464	$145,614	$220,078
Goodwill	$375,313	$522,261	$897,574	$383,473	$521,874	$905,347
Landfill development assets	$14,571	$—	$14,571	$14,413	$5,834	$20,247
Capital assets	$377,953	$531,786	$909,739	$379,206	$558,046	$937,252
Landfill assets	$162,615	$780,952	$943,567	$180,706	$772,025	$952,731
Working capital position (deficit) - (current assets less current liabilities)	$4,286	$4,384	$8,670	$4,658	$(4,956)	$(298)

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - September 30, 2014 versus December 31, 2013

Change - Consolidated	$(9,926)
Change - Canada	$(2,932)
Change - U.S.	$(6,994)

The approximately $9,900 decline in consolidated accounts receivable is due in large part to the approximately $7,000 decline in receivables in our U.S. segments.  We have classified our Long Island, New York operations as held for sale and as such we transferred approximately $8.200 of accounts receivable balances attributable to these operations to the held for sale classification on our Condensed Consolidated Balance Sheet.  The balance of the change is largely attributable to organic growth realized in our U.S. south segment, partially offset by lower receivables in the U.S. northeast.  Lower U.S. northeast receivable balances are largely attributable to the second quarter sale of a transfer station in the current year, coupled with lower comparative receivables at our Seneca Meadows landfill on lower comparative volumes.

Canadian segment receivables represent the balance of the change, declining approximately $2,900 between periods.  The decline is due to FX, which accounts for approximately $6,000 of the period-to-period decline.  Net of FX, Canadian segment accounts receivable increased approximately $3,100 and the largest contributor to the increase is our Lachenaie landfill, which saw an uptick in revenues and a like increase in receivables of approximately C$1,800.  Our Toronto operation in central Canada experienced an approximately C$1,400 increase in receivables due in part to higher transfer station volumes, seasonality and higher customer ageing.

Intangibles - September 30, 2014 versus December 31, 2013

Change - Consolidated	$(49,844)
Change - Canada	$(10,769)
Change - U.S.	$(39,075)

The consolidated decline in intangibles period-to-period is largely attributable to amortization which totaled approximately $41,500 in the current year period.  Amortization in Canada and the U.S. was approximately $11,600 and $29,900, respectively.  We transferred approximately $10,300 of intangible value attributable to our Long Island, New York operations to assets held for sale on our Condensed Consolidated Balance Sheet.  Two small acquisitions that we completed this year in our U.S. south segment partially offset the impact of amortization and the transfer of intangibles to assets held for sale.

In Canada, intangible amortization was partially offset by intangibles recognized on the purchase of the remaining fifty percent interest in our equity accounted investee, approximately $4,400.

Goodwill - September 30, 2014 versus December 31, 2013

Change - Consolidated	$(7,773)
Change - Canada	$(8,160)
Change - U.S.	$387

The decrease in goodwill is entirely attributable to changes in Canada. Goodwill recognized on our acquisition of the remaining interest in our equity accounted investee was approximately $11,600 which was fully offset by the $19,800 decline in goodwill from the change in FX.  The change in our U.S. segment goodwill is due to contingent consideration paid in respect of a landfill acquisition completed in a previous year.

Landfill development assets - September 30, 2014 versus December 31, 2013

Change - Consolidated	$(5,676)
Change - Canada	$158
Change - U.S.	$(5,834)

Landfill development assets declined approximately $5,700 period-to-period.  The decline is principally attributable to us securing the permit for our Jacksboro landfill.  Accordingly, we reclassified the amounts incurred to permit this site from landfill development assets to landfill assets in the first quarter of 2014, approximately $5,800.  We continue to develop a replacement landfill in western Canada which is the primary reason for the balance of the change in our Canadian segment, offset by FX.

Capital assets - September 30, 2014 versus December 31, 2013

Change - Consolidated	$(27,513)
Change - Canada	$(1,253)
Change - U.S.	$(26,260)

Canadian segment capital assets declined period-to-period.  Amortization, approximately $42,100, FX, approximately $20,300 and working capital changes, approximately $2,700, outpaced additions, approximately $62,200, including capitalized interest, and capital additions from acquisition, approximately $5,000.  As noted in the Other Performance Measures section of this MD&A, replacement and growth capital spending in Canada came from investment in CNG vehicles and infrastructure for a residential collection operation as well as a new residential contract win in eastern Canada.  Current period additions also include additional investment in our Lachenaie gas plant project.  The change in working capital reflects higher payables for capital assets purchased through the end of September.  Finally, we disposed of select assets in the current period, which furthered the decline of capital assets in Canada.  The most notable disposal was the sale of buffer lands adjacent to our Calgary landfill, coupled with the disposal of properties we acquired in connection with developing a replacement landfill in western Canada.

The decline in U.S. segment capital assets is due to amortization, approximately $70,100, outpacing additions, approximately $70,400.  Current period additions include capital for recent contract wins and CNG vehicle and infrastructure investment.  In addition, the disposal of certain capital assets, including the sale of a transfer station in the U.S. northeast and certain redundant assets including land in our Florida operations, are the primary reasons for the approximately $7,300 decline in the carrying amount of capital assets in the U.S.  Finally, we reclassified approximately $33,800 of capital assets attributable to our Long Island, New York operations to assets held for sale.

Please refer to the Other Performance Measures — Capital and landfill purchases section of this MD&A for additional details of the comparative change in current period additions.

Landfill assets - September 30, 2014 versus December 31, 2013

Change - Consolidated	$(9,164)
Change - Canada	$(18,091)
Change - U.S.	$8,927

In total, landfill assets declined period-to-period.  Total consolidated additions, approximately $42,500, were outpaced by FX and amortization, approximately $9,000 and $50,600, respectively, where amortization is expressed net of amortization attributable to capitalized landfill retirement obligations.  The balance of the change is due to the reclassification of amounts from landfill development assets to landfill assets in conjunction with the permitting of our Jacksboro landfill, offset by the disposal of certain assets on the termination of our operating arrangement for a Louisiana based landfill.

In our Canadian business, amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $22,000, and together with FX more than offset landfill asset additions and capitalized landfill retirement obligations.  Landfill asset additions were approximately $8,600, while capitalized landfill retirement obligations were approximately $2,800.  Additions represent cell or site development expenditures incurred principally at our Coronation, Lachenaie, Ridge, Ottawa and Winnipeg landfills.  Working capital adjustments represented an increase to landfill assets between periods.

In the U.S., additions were principally attributable to cell development at our Seneca Meadows, JED and Weatherford landfills and, in total, additions were approximately $33,900 in the first three quarters of 2014.  Amortization, net of working capital changes, partially offset landfill asset additions and capitalized landfill retirement obligations.  As noted above, we reclassified approximately $5,800 from landfill development assets to landfill assets in the current year period upon successfully obtaining a permit for our Jacksboro landfill.  In addition, we disposed of certain assets on the termination of our operating arrangement for a Louisiana based landfill which had a combined carrying amount of approximately $3,700.

Working capital position - September 30, 2014 versus December 31, 2013

Change - Consolidated	$8,968
Change - Canada	$(372)
Change - U.S.	$9,340

Our working capital position declined in Canada and improved in the U.S.

In Canada, total current assets increased approximately $1,000, while total current liabilities increased approximately $1,400, expressed net of FX.  FX lowered the period-to-period change in total current assets and liabilities, by approximately $7,500 and $7,300, respectively.  Expressed without the impact of FX, total current assets in Canada increased approximately C$8,500 and total current liabilities increased approximately C$8,700.  The discussion to follow excludes the impact of FX.

Higher prepaid expenses contributed approximately C$3,800 to the increase in total current assets and this increase is due primarily to the timing of insurance premium payments.  As discussed above, Canadian segment accounts receivable increased approximately C$3,100.  The largest contributor to the increase was higher receivable amounts at our Lachenaie landfill, which saw an uptick in revenues and a like increase in receivables of approximately C$1,800.  Our Toronto operation in central Canada experienced an approximately C$1,400 increase in receivables due in part to higher transfer station volumes, seasonality and higher customer ageing.  Our cash and cash equivalents position was also higher between periods, giving current assets in Canada a lift of approximately C$1,200.  This increase is a function of timing.  At the end of September, income taxes recoverable were also higher than the amount posted in December of last year.  Income taxes recoverable are up about C$1,000 between periods and the increase is due to tax installments being made quicker than the pace we are generating taxable income.  Finally, these increases were partially offset by lower other asset balances due to the fair value movements in foreign currency exchange agreements and fuel swaps, approximately C$500.  On the liability side, other current liabilities increased approximately C$5,500.  This increase is largely the result of the between period movement in the fair value of interest rate swaps.  Accounts payable balances also increased by about C$2,500.  The increase in accounts payable is due in large part to higher professional fees and amounts owing in respect of financial system subscription fees and conversion costs.  Dividends payable also increased between periods by approximately C$1,000.  The Board approved increase in our annual dividend from Canadian sixty cents per share annually to Canadian sixty-four cents per share annually is the primary reason for this rise.  The balance of the change is spread throughout higher accrued charges, deferred revenues and the current portion of long-term debt, partially offset by lower accruals for the current portion of landfill closure and post-closure costs due to current year spending.

Our U.S. business realized an improvement in its working capital position since December 31, 2013 by approximately $9,300.  The between period improvement is due to lower current liability balances which declined approximately $11,900, partially offset by lower total current asset balances of about $2,600.  The most significant contributor to the decline in current liabilities was a decrease in accounts payable.  Accounts payable declined approximately $17,800 between periods due in part to our acceleration of payments due to vendors using excess cash balances available at the end of the period and approximately $4,300 reclassified to assets held for sale.  The decline in accounts payable was partially offset by an approximately $8,200 increase in accrued charges.  The increase in accrued charges relates, in large part, to accruals in respect of capital asset purchases, which includes CNG vehicles and supporting facilities, partially offset by approximately $2,500 reclassified to assets held for sale.  Other current liabilities fell about $1,800 between periods and this decline reflects the fair value change in interest rate swaps, which expired in July of this year.  On the asset side of the ledger, lower cash and cash equivalent balances, approximately $2,900, and lower accounts receivable, approximately $7,000, were partially offset by higher prepaid expenses, approximately $8,300.  Lower cash and cash equivalent balances reflect our use of excess cash to accelerate vendor payments and prepay purchasing card purchases.  Higher prepaid expenses are due to the timing of insurance premium payments and the prepayment of purchases made on our purchasing card.  Lower accounts receivable balances reflect, in part, amounts reclassified from accounts receivable to assets held for sale for our Long Island, New York operations, partially offset by higher organically driven receivables balances in our U.S. south segment outpacing the decline in our U.S. northeast segment.  The balance of the change relates to an approximately $1,000 decline in other current assets due to changes in the fair value of fuel swaps.

Disclosure of outstanding share capital

	September 30, 2014
	Shares	$

Common shares	114,746	1,767,421
Restricted shares	(452)	(10,122)
Total contributed equity	114,294	1,757,299

	October 29, 2014
	Shares	$

Common shares	114,746	1,767,421
Restricted shares	(452)	(10,122)
Total contributed equity	114,294	1,757,299

Normal course issuer bid (“NCIB”)

Effective August 28, 2014, we received approval for our NCIB to purchase up to 7,500 of our common shares over the next twelve month period.  Daily purchases are limited to a maximum of 39.034 shares on the Toronto Stock Exchange (“TSX”).  The TSX rules also allow us to purchase a block of common shares, once a week, that are not owned by any insiders, and this block purchase may exceed our daily limit.  We expect to cancel any shares that are repurchased pursuant to the NCIB.

For the nine months ended September 30, 2014, 439 common shares were purchased and cancelled.

As of October 29, 2014, no additional common shares have been purchased and settled.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	September 30, 2014
	Payments due
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,458,403	$4,683	$9,366	$9,366	$1,434,988
Interest on long-term debt(*)	147,502	9,480	92,137	45,406	479
Landfill closure and post-closure costs, undiscounted	660,171	8,434	24,394	22,877	604,466
Interest rate swaps	21,907	13,754	7,787	366	—
Foreign currency exchange hedges	750	750	—	—	—
Operating leases	59,088	13,821	21,843	13,495	9,929
Capital leases	10,808	1,152	2,432	2,618	4,606
Total contractual obligations	$2,358,629	$52,074	$157,959	$94,128	$2,054,468

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at September 30, 2014.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at September 30, 2014, are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement
Revolving facility	$1,850,000	$904,767	$202,630	$742,603
Term B facility(*)	$491,250	$491,250	$—	$—

U.S. long-term debt facilities
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(**)	$64,000	$64,000	$—	$—

Note:

(*)Available lending and facility drawn amounts are expressed before debt discount of approximately $1,600.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At September 30, 2014, funded debt to EBITDA is as follows:

	September 30, 2014	December 31, 2013

Funded debt to EBITDA	2.83	2.88
Funded debt to EBITDA covenant maximum	4.00	4.00

The ratio of funded debt to EBITDA includes first year pro forma EBITDA for completed acquisitions.  Cash flows from acquisitions will contribute to the improvement in funded debt relative to EBITDA in periods beyond the first year of operation.  Cash flow contributions from growth and infrastructure spending will also materialize over future periods and will improve this relationship as well.

Consolidated facility

On September 30, 2014, advances under the consolidated facility were approximately $904,800, excluding amounts drawn on the senior secured term B facility, and total letters of credit amounted to approximately $202,600.  Available capacity at September 30, 2014, excluding the accordion, was approximately $742,600 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 2.83 times.  On a consolidated basis, net long-term debt repayments increased since

December 31, 2013.  Proceeds from the sale of certain assets contributed to the increase in repayments between periods, and cash from operations outpaced capital and landfill spending, share repurchases, acquisitions and dividend payments.

IRB — 2005 Seneca IRB Facility

In October 2005, we entered into a 30-year agreement with the Seneca County Industrial Development Agency.  This agreement made $45,000 available to us to fund a portion of our Seneca Meadows landfill construction and equipment expenditures.  The IRB originally bore interest at LIBOR less an applicable discount, but was remarketed in August 2008 at a fixed rate of 6.625% for a 5 year term maturing on October 1, 2013.  On October 1, 2013, we drew on our consolidated facility and repaid this IRB in full.  At current LIBOR borrowing rates and credit spreads, we expect to realize an annualized reduction in interest expense of approximately $2,000.

Interest rate swaps

Since August 2013, we have entered into interest rates swaps to fix the interest rate on $825,000 of notional borrowings under our consolidated facility.  At current LIBOR rates the annualized increase in interest expense resulting from us entering into these swaps is approximately $14,700.

Consolidated lending facility — initial drawing October 24, 2012

Effective October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debenture.  The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (the “Company” or “Progressive”) and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is comprised of a $500,000 seven-year senior secured term B facility, which was fully drawn on October 24, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $750,000 accordion feature, which is available subject to certain conditions.  Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes.  Amounts drawn on the consolidated revolver, plus accrued interest, are repayable in full at maturity.  The term B facility is subject to principal amortization of one percent per annum, payable quarterly.  All final payment amounts outstanding under the term B facility, plus accrued interest, are repayable in full at maturity.  The term B facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.  The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions.  Certain subsidiaries, real estate and equipment are excluded from the first priority perfected security requirement unless requested by the lenders.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s (“S&P”) or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25% depending on the Company’s leverage ratio.  Borrowings on LIBOR based or BA loans are LIBOR or BA plus 1.50% to 2.25% depending on the Company’s leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%.  Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%.  For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans was no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans was no less than 1.0% per annum and the commitment fee was no less than 0.375%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility would increase by 2.0% per annum.  Letter of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA loans.  Interest on LIBOR based loans is payable in arrears in accordance with the tenor of the drawing.  Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S. base plus 175 basis points.

Effective November 26, 2013, we entered into an amending agreement to our consolidated facility which provides lower applicable margins on both the term B facility and consolidated revolver drawings.  The amendment also extended the maturity of the consolidated revolver to October 24, 2018 and increased the thresholds for mandatory prepayments.  All other significant terms were unchanged.

Working capital

Our consolidated working capital position at September 30, 2014, is approximately $8,700.  It is common for us to operate with a slight working capital position or deficit.  At the end of the third quarter this year, the improvement in our working capital position is largely on account of a lower current liability position in our U.S. segment.  Additional discussion addressing the change in our working capital position can be found in the Financial Condition section of this MD&A.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, consolidated revolver and our IRBs are subject to interest rate fluctuations with bank prime, BAs or LIBOR.  Term B facility drawings, $491,250, expressed before debt discount, consolidated revolver drawings $79,767, expressed net of interest rate swaps on notional borrowing of $825,000, and amounts drawn on our IRBs at September 30, 2014, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,913, $798 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense.  Accordingly, an increase in interest expense reduces current income tax expense.  Our U.S. business currently has losses available to shelter income otherwise subject to tax.  Accordingly, an increase in interest expense will result in lower deferred income tax expense.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedge, interest rate swaps and foreign currency exchange agreements at September 30, 2014

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
May 2012	150,000	$3.85	Diesel Fuel Index	January 2014	December 2014
May 2012	150,000	$3.79	Diesel Fuel Index	January 2014	December 2014
June 2012	300,000	$3.73	Diesel Fuel Index	January 2014	December 2014
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 2012	260,000	$0.61	NYMEX WTI Index	January 2013	December 2014
May 2012	260,000	$0.60	NYMEX WTI Index	January 2013	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2014	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 2013	$35,000	2.97%	0.23%	September 2013	September 2023
August 2013	$40,000	2.96%	0.23%	September 2013	September 2023
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
October 2013	$25,000	1.51%	0.23%	October 2013	September 2018
October 2013	$25,000	1.53%	0.23%	October 2013	September 2018
October 2013	$15,000	2.65%	0.23%	October 2013	September 2023
October 2013	$20,000	2.64%	0.23%	October 2013	September 2023
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
December 2013	$20,000	2.18%	0.23%	December 2013	September 2020
December 2013	$20,000	2.17%	0.23%	December 2013	September 2020
December 2013	$10,000	2.96%	0.23%	January 2014	September 2023
December 2013	$15,000	0.75%	0.23%	January 2014	September 2016
December 2013	$15,000	0.79%	0.23%	January 2014	September 2016
December 2013	$15,000	1.62%	0.23%	January 2014	September 2018
December 2013	$30,000	1.66%	0.23%	January 2014	September 2018
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.26%	0.23%	March 2014	March 2024
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.78%	0.23%	March 2014	March 2024
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	2.27%	0.23%	March 2014	March 2021
March 2014	$20,000	2.26%	0.23%	March 2014	March 2021
March 2014	$30,000	2.79%	0.23%	March 2014	March 2024
March 2014	$35,000	1.64%	0.23%	March 2014	September 2018
March 2014	$25,000	1.03%	0.23%	March 2014	March 2017
July 2014	$20,000	2.65%	0.23%	July 2014	June 2024

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

September 2014	$750	1.0985	October 2014

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, preclude us from entering into commodity swaps to hedge diesel fuel or other commodities or enter into foreign exchange currency agreements.

Ratings

Moody’s Investor Service (“Moody’s”) has rated our consolidated facility as Ba1, with a stable outlook. Standard & Poor’s (“S&P”) has assigned a rating of BBB stable.

Cash flows

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	Change	2014	2013	Change

Cash flows generated from (utilized in):

Operating activities	$96,221	$119,841	$(23,620)	$283,209	$320,126	$(36,917)
Investing activities	$(57,309)	$(91,106)	$33,797	$(161,813)	$(206,037)	$44,224
Financing activities	$(38,389)	$(38,135)	$(254)	$(120,689)	$(115,392)	$(5,297)

Operating activities

Three and nine months ended

Overall, we expect working capital changes to reflect the growth in our business, be it organic or acquisition.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments.  Cash compensation payments accrued at the end of a year are typically made in the first quarter of the following year.  We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

In the third quarter of 2014, cash generated from operating activities decreased approximately $23,600 over the same period a year ago.  The most significant reason for this result is due to the almost $31,900 change in use of cash for non-cash working capital between periods.  Changes in non-cash working capital are addressed in the Financial Condition section of this MD&A.  The increased use of cash for non-cash working capital was partially offset by higher, as reported, EBITDA(A), which was higher than the mark set last year by approximately $8,900.  Each component comprising EBITDA(A) is addressed in the Summary of Quarterly Results section of this MD&A.  The balance of the change relates to higher net gains on foreign exchange activities, partially offset by higher cash taxes in the current period.  Each of the changes in these components are discussed in the Summary of Quarterly Results section of this MD&A.

For the year-to-date period, cash generated from operating activities declined comparatively.  Of the approximately $36,900 decline, about $24,600 relates to higher non-cash working capital uses.  Changes in non-cash working capital are addressed in the Financial Condition section of this MD&A.  Through the first three quarters of 2014, EBITDA(A), as reported, is lower by approximately $12,400 on a comparative basis and each component comprising EBITDA(A) is addressed in the Summary of Quarterly Results section of this MD&A.

Investing activities

Three and nine months ended

In the third quarter this year, we invested approximately $33,800 less cash this period compared to the same period a year ago.  Lower investments in comparative capital and landfill purchases, approximately $32,100, is the primary reason for the decline in investment spending.  Between period changes to capital and landfill asset additions are outlined in the Other Performance Measures section of this MD&A.  The balance of the change is due in large part to lower investment in acquisitions between periods, approximately $1,400, and slightly higher proceeds realized on the sale of capital assets, approximately $300.  Acquisitions are lumpy, which often leads to an inconsistent comparative.  Higher proceeds realized on the sale of certain capital assets, reflects the monetization of fully used and redundant assets.

For the year-to-date period ended September 30, 2014, we used approximately $44,200 less cash in investing activities than we did in the same period last year.  In 2014, we have invested fewer dollars in capital and landfill assets period-over-period which accounts for approximately $39,400 of the decline.  Between period changes to capital asset additions are described in the Other

Performance Measures section of this MD&A.  We also received higher proceeds from asset sales by approximately $9,400, details of this change are outlined in the Review of Operations section of this MD&A.  We did however use more cash for acquisitions, approximately $6,700.  The purchase of the remaining fifty percent interest in our equity accounted investee was the primary current period use of cash invested in acquisitions.  Other changes include lower landfill development investment, approximately $2,000, which is due in large part to the prior year payment of a land option that wasn’t repeated in the first three quarters of this year.

Financing activities

Three and nine months ended

From a financing perspective, there was very little third quarter change in the cash we utilized in investing activities.  Net long-term debt repayments in the third quarter this year essentially mirrored net repayments in same quarter last year.  Without significant acquisitions completed or shares repurchased in either quarter, our focus has been on the repayment of borrowed amounts.

For the year-to-date period, cash utilized in financing activities was higher in the current year-to-date period compared to the same period last year.  We used more cash in the current year period toward the repurchase of shares, approximately $10,900, which compares to prior year-to-date share repurchases of $nil.  Partially offsetting this increase were higher prior year long-term debt repayments of approximately $4,400.

We have a solid ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

We use information from our financial statements, which are prepared in accordance with U.S. GAAP, in the preparation of our MD&A.  Our financial statements include estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, including assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider when making an estimate of the fair value of assets and liabilities.  Due to the inherent complexity, judgment and uncertainty in estimating these amounts, actual amounts could differ significantly from our estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive impact on our financial condition and operating performance, all else equal.  The cost of material inputs which fluctuate with changes in commodity prices, including fuel or other commodities, could result in a rise or fall in engineering cost estimates.  An increase or decrease in any cost estimate is recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.

Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance if the change in estimate was significant.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established by governmental oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes in governmental oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure cost spending, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or their ability to operate as going concerns.

As landfills near the end of their active life, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the term to spending is more near compared to longer-lived landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, engineering estimates for materials and labour to construct landfill capacity, estimates of landfill capacity, and assumptions pertaining to governmental oversight and regulation.

Changes to any of our estimates, including changes to material inputs tied to commodity prices, economic and socio-economic conditions that impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, compaction estimates that impact landfill capacity expectations or a change in government or a governmental regulation that impacts estimated costs to construct or impacts our capacity assumptions, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and obtain landfill operating permits in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  We don’t typically attract capitalized interest to landfill assets under construction until such time as the investment in the project exceeds $1,000.  All amounts capitalized to landfill assets are amortized over the period in which the landfill actively accepts waste.  Accordingly, any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination suggest that the likelihood of the reporting units fair value is less than its carrying amount is considered remote.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any.  The fair value of goodwill is calculated in the same manner it would be in a business combination and represents the reporting units excess fair value over amounts assigned to its identifiable assets and liabilities.  The fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  We utilize a discounted future cash flow approach to determine fair value, but also consider additional measures of value as well.  Accordingly, we compare the fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include an adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine fair value may prove more accurate.  If our enterprise value declines as a result of share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and could have a material adverse impact on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2014 and we concluded that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts.  The fair value of our U.S. northeast reporting unit also exceeded its carrying amount by a substantial margin.  However, in determining the fair value of our U.S. northeast reporting unit we included the expected cash flows attributable to successfully securing a long-term contact with New York City.  Should the prospects of securing a long-term contract with the city become less certain or we are not awarded the contract, the fair value of our U.S. northeast reporting unit would be less than its carrying amount and we would be required to perform the second step of the impairment test to determine the resulting impairment loss.  It is our belief that if we are not awarded the long-term contract with New York City, goodwill recorded in our U.S. northeast reporting unit would be impaired.

Update — September 30, 2014

Long Island, New York operations held for sale

Due to the classification of our Long Island, New York operations as held for sale, we view this event as requiring consideration to determine if the carrying amount of goodwill in our U.S. northeast reporting unit exceeded its fair value.  Upon careful review, we determined that it is not likely that the fair value of our U.S. northeast segment is less than its carrying amount, and further concluded that the second step of the goodwill impairment test was unnecessary.

New York City long-term contract

The Financial Accounting Standards Board’s (“FASB”) guidance on intangibles — goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to perform to test goodwill for impairment.  Goodwill impairment is a two step test.  The first step requires us to compare the fair value of our reporting units to their carrying amounts.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  Our annual impairment test was completed on April 30, 2014 and we concluded that the fair value of our U.S. northeast reporting unit exceeded its carrying amount by a substantial margin.  However, in determining the fair value of our U.S. northeast reporting unit in our April test we included the expected cash flows attributable to successfully securing a long-term contact with New York City.  We believe that should the prospects of securing a long-term contract with the city become less certain or we were not awarded the contract, and these cash flows were necessarily excluded from our determination of the fair value of our U.S. northeast reporting unit, the fair value of our U.S. northeast reporting unit would be less than its carrying amount.  If this were the result, we would be required to perform the second step of the impairment test to determine the resulting impairment loss.  In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, have made the likelihood of being awarded the contract indeterminate at this time.  In light of these developments, we are required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit is in excess of its fair value.  Should the step one test result in the carrying value of our U.S. northeast reporting unit being in excess of its fair value, we will commission a third-party to assist us with step two of the goodwill impairment test.  Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  The implied fair value of the reporting unit’s goodwill is determined in the same manner as goodwill is determined in a business combination.  We anticipate completing the step one and, if necessary, the second step of the impairment test in the fourth quarter of 2014 and recording the resulting impairment loss, if any, against net income in that period.  If an impairment loss results from step two of the impairment test, the loss may be material to the results of our operations for the fourth quarter and year ending December 31, 2014.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance to determine the resulting deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive impact on our financial condition and operating performance.  In addition, changes in regulation or the inability to generate sufficient taxable income could impact our ability to utilize our tax loss carryforwards, which could have a significant impact on deferred income tax assets and liabilities we record.

The recognition of deferred tax assets attributable to unutilized loss carryforwards considers both our historical and future ability to generate income subject to tax.  Should we be unable to generate sufficient income subject to tax, deferred tax assets recorded in respect of unutilized loss carryforwards may not be available to us prior to their expiry.  Our intent is to maximize the use of all loss carryforwards available to us, wherever possible, in advance of their expiry through the use of various strategies, including the deferral of discretionary tax deductions in periods of loss carryforward expiry.  Should we not be able to utilize certain deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $61,500.  In light of our historical ability to generate income subject to tax and based on our expectations of generating income subject to tax in the foreseeable future, we view the risk of not realizing these deferred tax assets as low.

Landfill closure and post-closure costs are not deductible for tax at the same time they are recognized as an expense for accounting.  Accordingly, we have a recorded a deferred tax asset due to the difference in timing of deductibility.  When we assess the deductibility of the resulting deferred tax asset applying the more likely than not threshold, we consider our historical financial performance, our expected future financial performance and our relationships with all levels of government and community as key indicators that we will continue to operate as a going concern.  Based on our assessment, we have concluded that the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels.  We use independent actuarial reports prepared quarterly, and annually, as the basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant changes to assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims histories,  the frequency of claims and claim settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates are applied to, but are not limited to, our allowance for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Presentation of Financial Statements and Property, Plant and Equipment — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, FASB issued amendments to the requirements for reporting discontinued operations.  The amended requirements define discontinued operations as a component or group of components of an entity, or a business or nonprofit activity, that is disposed of, or is classified as held for sale, and that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.  The amendments also include new disclosure requirements.  For disposals of individually significant components that do not qualify as discontinued operations, an entity must disclose pre-tax profit or loss attributable to the disposed component.  This guidance is effective prospectively for all reporting periods beginning after December 15, 2014.  Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issue.  We have elected to early adopt the new amendments and the adoption did not have a significant impact on our financial statements.

Revenue — Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  For us, this guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter.  An entity can chose to adopt this guidance applying one of two approaches:

a.              retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.              retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

Early application is not permitted.

We are still assessing the impact this guidance will have on our financial statements, and while we don’t believe there will be significant change in the amounts we record as revenue, the required disclosure requirements are considerable and will result in a significant amount of additional disclosure.

Compensation — Share Based Compensation

In June 2014, FASB issued guidance on how entities should record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  We don’t anticipate this guidance having a significant impact on our financial statements.

Presentation of Financial Statements — Going Concern

In August 2014, FASB provided additional guidance with respect to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern.  In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans, that are intended to mitigate those relevant conditions or events, will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If the substantial doubt is alleviated as a result of consideration of management’s plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt.  However, if the substantial doubt is not alleviated as a result of consideration of management’s plans the entity is required to disclose plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

For us, these amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted.  We do not anticipate these new amendments will have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee (“investee”)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining ownership interests were held by two trusts.  The business conducted by each of these two companies was comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which included common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Effective April 1, 2013, we entered into an amending agreement to purchase the remaining 50% interest in our equity accounted investee no later than February 28, 2015.  The purchase was subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the investee’s EBITDA for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015.

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee for C$9,000.

Investments where we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted for our pro rata share of post-acquisition earnings or losses generated by the investee and also includes adjustment for business combination amounts recognized on our original investment, including amortization of intangible assets net of the related tax effect.  Changes to the carrying amount of our original investment are included in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduce the carrying value of our investment.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note was repayable on demand with no fixed term to maturity.  Interest on the note accrued at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory was repayable, in whole or in part, at any time, subject to certain restrictions.  In October 2013, we received an additional C$750 promissory note from our equity accounted investee, having the same terms as the promissory note we received in 2010.  Effective with our purchase of the remaining fifty percent interest, these notes are no longer outstanding.

Transactions between us and our investee occurring before January 31, 2014 were all transacted in the normal course of business.  These transactions were the result of the investee billing us for services it provided to us that we billed to our customers.  These transactions were measured at the exchange amount and we only recognized our share of the transaction.  We incurred approximately $100 (2013 - $100 and $200) of charges in the nine months ended September 30, 2014 from our investee which were recorded to operating expenses.

Other

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary.  Total charges of approximately $1,400 and $3,400 (2013 - $1,000 and $2,900) were incurred for the three and nine months ended September 30, 2014, respectively.  Pricing for these transportation services is billed at market rates which approximates fair market value.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company.  Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

All related party transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders, continuing to grow the business, improving free cash flow(B) and improving returns on invested capital.  Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases.  Management’s objective is to continuously improve the business through revenue growth and effective cost management.  New market entry, existing market densification and landfill development are the focus of our business as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of the waste we dispose of.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, a disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these strengths in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new market entries that provide similar opportunities.

Optimize asset mix to improve return on capital.  Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  Specifically, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations, and when necessary shed unprofitable business to improve margins and returns in this segment.

Generate internal growth.  We seek to leverage our market positions and asset profiles to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets.  Internalization allows us to avoid third-party disposal fees and allows us to leverage the assets we have within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favourable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in the markets in which we operate.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategies and are accretive on a return on invested capital and free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.

Five year plan

On May 15, 2014, we presented our five-year strategic plan to improve our profitability and returns to shareholders.  Our plan included margin improvement through cost efficiencies and better operational execution, increased asset utilization, the generation of more free cash flow(B) and the allocation of capital to maximize returns for shareholders.  We believe that we have an opportunity to increase adjusted EBITDA(A) margins from current levels through operating cost reduction initiatives that include the conversion of a portion of our fleet from manual to automated collection systems and from diesel fuel to CNG.  We further plan to increase free cash flow(B) as a percentage of revenue through these operating cost reductions and intend to reduce our annual capital spend as a percentage of revenue, relative to 2014 levels.  Our plan includes a continuing focus on our allocation of capital to earn the highest return, while never comprising the quality of our assets.  With operating cost reductions and higher asset utilization, combined with a disciplined approach to capital allocation, we expect to generate higher returns on invested capital over the next five years.  We also anticipate an annual organic revenue growth rate of about 4%, over the next five years, reflecting a combination of pricing and volume improvements, driven by GDP and population growth in the markets that we serve.  Finally, over the next five years we are committed to a disciplined, returns-focused acquisition program, and reaffirmed that we intend to allocate capital to share repurchases in the absence of acquisition opportunities that meet our return criteria.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014, was our guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors.  On July 25, 2014, we refined our guidance for the fiscal year ending December 31, 2014, which was included in our second quarter press release.  On October 30, 2014, we updated our guidance for the fiscal year ending December 31, 2014, which was included in our third quarter press release.  All press releases are available at www.sec.gov and www.sedar.com.

Operations

One of our key commercial strategies is to pass through fuel, commodity and environmental surcharges, including government imposed disposal charges, to our end customers, to mitigate variability in our operating results and cash flows.  However certain of our customer service arrangements prevent or limit our ability to recover fuel and commodity price variability.  Therefore, to mitigate this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2014, we expect to realize Canadian dollar revenue growth in Canada which is equal to or greater than growth in Canada’s gross domestic product (“GDP”), excluding known contract losses and the loss of revenue from reduced waste volumes received at our Calgary landfill.  We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of diesel fuel and other costs, and it is our intention to continue executing our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations to grow on pace or better than U.S. GDP growth.  Excluding the impact Sandy will have on our 2014 comparative growth rate, we expect U.S. northeast segment revenue growth to keep pace with U.S. GDP, net of targeted asset sales and the strategic elimination of unprofitable business in this region.  Similar to our Canadian operations, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisition in these regions.

Specific events

As noted in the Review of Operations section of this MD&A and above, the Calgary closure and tonnage received from the 2013 High River flood response will be a headwind to 2014 results.  We expect a headwind to 2014 revenues and EBITDA(A) of approximately C$4,100 and C$8,800, respectively.

Our 2014 results will also be impacted by Sandy, which will be a drag on our U.S. northeast segments 2014 revenue and EBITDA(A) performance, approximately $8,000 and $2,000, respectively.  Readers are reminded that Sandy revenue and EBITDA(A) contributions are a comparative headwind for the first quarter of 2014.

Also of note, we lost a residential collection contract in eastern Canada effective January 1, 2014, which will be a headwind for our Canadian segment’s 2014 revenue and EBITDA(A) comparatives, approximately C$4,400 and C$1,600, respectively.

We continue to manage our Bethlehem landfill to complement our permitting process.  The effect of managing volumes into this site is included in our 2014 guidance outlook.

In September 2014, we decided to evaluate strategic options for our Long Island, New York operations and as a result of our evaluation we issued a confidential information memorandum (“CIM”) to a targeted audience of prospective buyers for our commercial, industrial and residential collection business and our transfer station and material recovery facilities that we operate in this area.  In reaching this decision, we concluded that that we should generate a higher return from monetizing the net assets of this operation.  On the assumption that the Company receives proposals for these operations in amounts consistent with its assessment of the value of these operations, we expect to complete the sale through the sale of assets and we further expect to close the sale within six months.  Should the Company complete the sale, we will have an EBITDA(A) headwind in 2015.

Other

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include wood, plastics, aluminum and metals.  Our results of operations may be affected by changing prices or market demand for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $7,600 change to revenues and an approximately $0.04 change to net income per share on an annual basis, applying the average FX rate for 2013.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,200.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1,100 and $900 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A), net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

Interest on long-term debt

Intercompany loans issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries bore interest at short-term rates of interest until June 28, 2013.  These short-term rates of interest were insufficient to cover the interest obligations payable by Progressive Waste Solutions Ltd. to its third-party lenders.  Effective June 28, 2013, we implemented long-term financing arrangements whereby our primary operating subsidiaries bear a market rate of interest on amounts made available to them.  As a result, the long-term financing arrangement will generate sufficient interest income at Progressive Waste Solutions Ltd. to permit it to cover its interest obligations owing to its third-party lenders.  This change has no impact to interest on long-term debt presented on a consolidated basis for Progressive Waste Solutions Ltd.

Since August 2013, we have entered into interest rate swaps on notional borrowings of $825,000.  Going forward, we will continue to monitor, and when appropriate take action to adjust, the fixed and floating rate positions on our long-term debt balance.  By fixing the variable rate of interest we reduce the risk of interest rate escalation in the future, however, short-term interest expense increases compared to the interest we would have incurred on variable rate borrowings at current market rates.  The increase in interest expense resulting from us entering into additional interest rate swaps is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we enter into the swap.  Our 2014 guidance reflects the higher rate of interest we will bear as a result of the interest rate swaps we entered into in the last half of 2013 and those we entered into in 2014.

Taxation

In March 2010, the Minister of Finance of Canada announced that it intended to allow subsidiaries of an income trust to deduct property losses that would have otherwise been lost on an income trust’s wind-up.  The Minister’s announcement required enactment before we could record the benefit resulting from our wind-up of the income trust in 2009.  On June 26, 2013, the Minister of Finance of Canada gave Bill C-48 royal assent which permitted us to utilize these property losses.  In 2009, we utilized these property losses for tax purposes and recorded a current tax liability at that time.  With Bill C-48 receiving royal assent, we recorded a current tax recovery of approximately C$3,000 in the second quarter of 2013.

Our U.S. business continues to utilize carryforward losses available to it to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized as early as the first quarter of 2016.  The rate of use for these carryforward losses is subject to the actual performance of our U.S. business.  Once these carryforward losses are absorbed, current income tax expense will increase significantly.  The increase in current income tax expense in 2016 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our current business performance, we estimate current income tax expense will increase by approximately $36,000 to $41,000 annually once all carryforward losses are utilized.

As noted above, effective June 28, 2013, we implemented a long-term financing arrangement whereby our primary operating subsidiaries bear a market rate of interest on amounts made available to them.  As a result, we estimate our effective tax rate will be approximately 24% for fiscal year ending December 31, 2014 and about 25% for each year beyond.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors.  Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also reduces our exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw availability under the consolidated facility to achieve this plan.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  In the current year-to-date period, we repatriated monies from our U.S. business through the payment of dividends to fund a portion of the shares we repurchased and to reduce excess cash balances in our U.S. business which were used to repay Canadian dollar obligations under our consolidated facility.  We reviewed our repatriation of these earnings from our U.S. business to Canada and have concluded that our stated intent to permanently reinvest monies in our U.S, operations remains unchanged.  Accordingly, we have not recognized a deferred tax obligation or benefit since the conclusion we reached satisfies the requirement that earnings remain essentially reinvested.  If, or when, we are required to repatriate earnings or some portion thereof from our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc.  We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of dividends paid and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth will require access to debt and equity in the capital markets and any capital market restrictions could affect our growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

As a result of acquisitions we completed in 2012 and their impact on our leverage, we elected to repurchase none of our common shares in 2013.  For 2014, we recommenced the purchase of our common shares and intend to opportunistically repurchase of shares over the remainder of 2014.  Our intention assumes no significant acquisitions are completed in the final quarter of 2014.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows to fund strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio of between 2.5 to 3.0 times.  In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and will occasionally review this range to assess its reasonableness.  Based on our availability under the consolidated facility we have, what we believe is, an adequate source of liquidity in the near to mid-term.

Borrowing rates are at historical lows in the U.S. and Canada.  Accordingly, if the economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense on borrowing tied to variable rates of interest partially offset by lower current or deferred income tax expense.  Please refer to the Liquidity and Capital Resources section of this MD&A for the impact a 1% rise or fall in interest rates has on our reported results of operations.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid or common shares repurchased which are funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, attracts withholding taxes from foreign source income received by Canadian entities within the Company.  In addition, and in connection with the closing of the WSI acquisition, changes were made to our organizational structure which resulted in our Canadian operations being partially owned by a U.S. holding company.  Accordingly, a per share dividend paid by the Canadian operating parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian operating parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian operating parent to the U.S. holding company are subject to withholding tax.  However, with the introduction of our long-term financing structure, Progressive Waste Solutions Ltd. receives interest income that exceeds its interest obligations under the terms the consolidated facility.  Accordingly, excess cash at Progressive Waste Solutions Ltd. can be applied against its dividend obligations and therefore reduce the dividend requirements of its Canadian or U.S. operating entities, which in turn reduces withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill.  Fair value adjustments typically increased the carrying amounts of acquired capital and landfill assets and required to recognize the fair value of intangible assets as well.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost, but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., Fred Weber and Choice Environmental.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel consumed by us to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or not available to us.  Accordingly, we have entered into cash flow hedges to reduce our exposure to fluctuating diesel fuel prices that we expect to purchase and consume in the future.

During 2013 we applied hedge accounting to certain commodity swaps designated as cash flow hedges.  The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges for 2013 and their impact on other comprehensive income or loss, net of the related income tax effect.

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, commodity swaps	$—	$(47)	$—	$(1,033)
Total other comprehensive income or loss, net of income tax	$—	$(47)	$—	$(1,033)

We measured and recorded any ineffectiveness on commodity swaps to net income or loss in the consolidated statement of operations.  In addition, gains or losses were reclassified to net income or loss from other comprehensive income or loss as diesel fuel was consumed.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on the consolidated balance sheet, approximately $29,800 (December 31, 2013 — approximately $32,000).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances and deem the credit quality of these balances to be high and not impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $219,600 (December 31, 2013 - $229,500).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.  We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet.  Accounts receivable considered impaired at September 30, 2014, are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  In addition, we entered into a vender tack back mortgage (“VTB”) in conjunction with the sale of buffer lands adjacent to our Calgary landfill site.

Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $5,500 (December 31, 2013 — $100). With regards to other receivables outstanding in respect of financed containers, we typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We regards to the VTB, the VTB is secured by the land sold.  Accordingly, we deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $11,400 (December 31, 2013 — $10,700).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts, however we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is specific to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three and nine months ended September 30, 2014, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we intend to enter into foreign currency exchange agreements in the future.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market rates of interest.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt.

Our consolidated facility and our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  A portion of this risk has been mitigated by the interest rate swaps have entered into.  However, we are subject to interest rate risk as these interest rate swaps reach the end of their contractual maturities.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is expected to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information that we use to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined by applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, for a period consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair value based on quotes received from financial institutions that trade these contracts.  At least quarterly, we verify the reasonableness of these quotes using quotes for similar swaps from other financial institutions.  In addition, we employ a third-party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair value based on quotes received from a financial institution that trades these contracts.  We verified the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  The one foreign currency exchange agreement outstanding at September 30, 2014 is for the exchange of $750.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

The fair value of our wood waste supply agreement, an embedded derivative, was determined by applying a discounted cash flow methodology.  This methodology used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  We used a third-party, who was not a counter-party, to independently value the embedded derivative and we used this and other information to derive our fair value estimate.  The use of different assumptions and or estimation methods could have had a material effect on this fair value.  Effective April 2014, we amended our wood waste supply agreement.  The amendment removed the embedded derivative and as such we have no fair value measurement risk associated with an embedded derivative contained in our wood waste supply agreement.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Our business, and an investment in our securities, is subject to certain risk and uncertainties, including those described below and including the Outlook section of this MD&A.  If any events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected.

Downturns in the economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak economy generally results in a decline in waste volumes generated.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During times of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the diversity of our customer base and the nature of our business and services we provide, we haven’t been severely affected by downturns in the economy.  Our U.S. northeast operations have been impacted the most by economic downturns, but we don’t believe that this region is not able to continue as a going concern.  As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of waste from our collected waste streams.  In addition, we remain committed to participating with the city of New York in their long-term waste plan and to optimizing this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could reduce internalization and negatively impact business strategies.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.  Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site and its impact on our business.

Our long-term debt facilities contain restrictive covenants and require us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

Moody’s has rated our consolidated credit facility at Ba1 with a stable outlook.  S&P has assigned a rating of BBB stable for our consolidated credit facility.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of September 30, 2014, we had total indebtedness of approximately $1,465,000.  The degree of leverage could have important consequences.  For example, it may:

•                  increase our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends and share repurchases;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is within our long-term target range.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of December 31, 2013, we had approximately $372,400 of such bonds in place and approximately $196,900 of letters of credit issued.  Closure bonds are difficult and costly to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions related to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions related to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•                  identify suitable businesses to buy;

•                  conduct suitable due diligence and negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  This may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions often contemplates certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating a number of acquisitions in markets we currently serve and new markets we have entered.  We acknowledge that a strategy of growth through acquisition does not come without risk and challenge.  We believe that our goodwill impairment loss is due in large part to the goodwill we recognized on an acquisition completed in our U.S. northeast segment at the peak of the economy, which was subsequently determined to be impaired as a result of the economic decline that followed.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are aware of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), which reduces our need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive revenues from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future or may be won at lower pricing.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive revenues from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  However, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has been positive and we expect this trend to continue over the mid-term.

We depend on third-party disposal customers at our landfills and we cannot provide assurance that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2013, approximately 56% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills to be able to operate them at profitable levels.

We cannot provide assurance that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot provide assurance that third-party customers will continue to utilize our sites and pay gate rates that generate acceptable margins for us.  Negative impacts could also occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in contracts with existing customers, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are aware of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we have faced the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have had to endure increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the objective of leveraging both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

We derived more than 14.7% of our revenue during 2013 and 14.8% of our revenue for 2012 from services provided in Texas, more than 14.1% of our revenue during 2013 and 2012 from services provided in New York and more than 15.1% of our revenue from services provided in Florida in 2013 and 12.8% of our revenue for 2012.  Revenue from the province of Ontario represented 14.3% of total revenues in 2013 while the province of Quebec represented 9.4%.  Of total revenues in 2012, Ontario was 16.3% and Quebec 9.4%.  Accordingly, economic downturns in Texas, New York, Florida, Ontario and Quebec, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower C&D debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry and lower the volumes of waste handled by our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  From an economic and regulatory perspective, we actively participate in the local economies we operate in and are an active voice at various levels of government.  We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.1% of our consolidated revenue in 2013. Termination, modification or non-renewal of such contracts could have an adverse effect on our business, results of operations and financial condition

We attribute 2.1% of our consolidated revenue in 2013 and 2.2% of our consolidated revenue in 2012 to our municipal contracts with New York City.  In February 2011 we responded to bids issued by New York City and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the affected revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City and until the City decides on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or not renewed.

We remain active in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments.

Some of our employees are covered by collective bargaining agreements and efforts by labour unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2013, approximately 1,660, or 22%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and have terms generally ranging from three to five years.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, union initiated work stoppages, including strikes, may result.  Unfavorable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  Our collective bargaining agreements are negotiated on a location by location basis.  Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our financial condition or results of operations.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased fuel costs through fuel surcharges

The price of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  We will from time to time, in accordance with the terms of most of our customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  As a result, we have entered into a series of hedges with a view to limiting our exposure to fluctuating fuel prices and to reduce operating cost variability, however, there can be no assurance that we will be successful in this regard.  While we have typically been successful in recovering rising fuel costs from our customer base, not all of our contracts allow us to pass along increasing fuel costs.  In addition, the pass through of rising fuel costs has been most difficult in the U.S. northeast in light of market conditions and competition.  Accordingly, entering into hedges that effectively offset increasing fuel costs where recoverability is limited allows us to reduce operating cost variability.  We remain confident that we can continue to pass along rising fuel costs or enter into hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper (including newspaper, sorted office paper and mixed paper), plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to change in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  Our exposure to commodity price fluctuations is further mitigated by the diversity of our service offerings and revenues generated from them.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will record a charge against earnings for any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) have caused the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is, or would be, insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations, particularly in circumstances where we are unable to pass through such additional costs to our customers.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.

In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•                  reducing waste at the source, including recycling and composting;

•                  prohibiting disposal of certain types of waste at landfills; and

•                  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•                  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•                  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future development and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  We don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We continually review accounting rules and regulation and we work with our auditors on all significant accounting matters.  We also perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  We cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery, and deferred income tax assets or liabilities.  In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by us that may be challenged by the taxation authorities upon audit.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and to execute our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission and thus there may be less information concerning us than publicly available for U.S. public companies

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we acknowledge that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Because we are an Ontario company, certain U.S. civil liabilities and U.S. judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                 to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and the ongoing maintenance of policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The Company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic format.

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to various laws and regulations, which if violated, could subject us to sanctions or third-party litigation or, if unchanged, could lead to increased costs or the interruption of normal business operations that would negatively impact our business results of operations and financial condition.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality (including carbon or green house gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued for such purposes.

Extensive regulations govern the design, operation, and closure of landfills.  If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by legislation governing interstate shipments of waste.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in our transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business there.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  If any additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results and profitability would be negatively affected.

We must comply with the requirements of federal, provincial, and state laws and regulation related to worker health and safety.  These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects of the various laws and regulations concerning our business could require us to make significant expenditures or otherwise adversely affect the way we operate our business, as well as have an adverse effect on our business, financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which we may be responsible.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that we take certain actions and/or alleging, amongst other things, that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact our results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect our financial condition and results of operations.

Environmental contamination

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from our activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil, air or groundwater.  They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air or groundwater.  Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  If the cost of compliance or any remediation substantially exceeds our applicable reserves and insurance coverage, it could have an adverse effect on our business, financial condition and results of operations.

Climate Change Risk

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, Green House Gas (“GHG”) emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of GHG, particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three and nine months ended September 30, 2014, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material impact on its internal controls over financial reporting.

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted

EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt — loss on extinguishment of debt is a function of our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment — as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital and landfill assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013

Operating income	$65,485	$50,776	$184,894	$174,586
Transaction and related costs (recoveries) - SG&A	29	64	(913)	(111)
Fair value movements in stock options - SG&A(*)	1,557	4,811	3,297	6,061
Restricted share expense - SG&A(*)	181	266	1,006	792
Non-operating or non-recurring expenses - SG&A	1,007	1,635	2,370	1,635
Impairment of intangible assets - Amortization	—	4,074	—	4,074
Adjusted operating income or adjusted operating EBIT	68,259	61,626	190,654	187,037
Net gain on sale of capital and landfill assets	(673)	(822)	(17,599)	(7,227)
Amortization(*)(*)	72,256	74,097	211,532	219,038
Adjusted EBITDA	139,842	134,901	384,587	398,848
Amortization of capital and landfill assets	(58,601)	(59,666)	(170,080)	(174,229)
Adjusted EBITA	$81,241	$75,235	$214,507	$224,619

Net income	$40,814	$20,094	$107,585	$81,728
Transaction and related costs (recoveries) - SG&A	29	64	(913)	(111)
Fair value movements in stock options - SG&A(*)	1,557	4,811	3,297	6,061
Restricted share expense - SG&A(*)	181	266	1,006	792
Non-operating or non-recurring expenses - SG&A	1,007	1,635	2,370	1,635
Impairment of intangible assets - Amortization	—	4,074	—	4,074
Net (gain) loss on financial instruments	(2,689)	2,597	7,795	1,537
Re-measurement gain on previously held equity investment	—	—	(5,156)	—
Net income tax (recovery) expense	331	(2,193)	(2,765)	(1,981)
Adjusted net income	$41,230	$31,348	$113,219	$93,735

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.